U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 2 TO

                                   FORM 10-SB

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934


                               T/F PURIFINER, INC.
--------------------------------------------------------------------------------
                (Name of Small Business Issuer in its Charter)


            DELAWARE                           14-1708544
-------------------------------------    ---------------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer
  Incorporation or Organization)           Identification No.)

3020 HIGH RIDGE ROAD, SUITE 100, BOYNTON BEACH, FL                33426
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                        (Zip Code)


                                 (561) 547-9499
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

      Title of Each Class                 Name of Each Exchange on Which
      to be so Registered                 Each Class is to be Registered
      -------------------                 ------------------------------

-----------------------------------      ---------------------------------------

-----------------------------------      ---------------------------------------

Securities to be registered under Section 12(g) of the Act:


                          COMMON STOCK, .001 PAR VALUE
--------------------------------------------------------------------------------
                                (Title of Class)



--------------------------------------------------------------------------------
                                (Title of Class)

                                     PART I

All discussions herein give effect to a 100:1 forward stock split effected on June 15, 1995 and a 57:1 forward stock split for all stockholders of record as of July 1, 1996, except as otherwise specifically set forth. Except as otherwise specifically described herein, the term "Company" refers to T/F Purifiner, Inc. and T/F Systems, Inc., as described more fully below.

ITEM 1.     DESCRIPTION OF BUSINESS

INTRODUCTION

      The Company owns the rights to manufacture, market and distribute worldwide the PurifinerTM, a bypass oil purification system that is compatible for use with substantially all internal combustion engines, generators and other types of equipment which use oil for their lubrication needs. The PurifinerTM is a bypass ultra filtration system which cleans oil by continuously removing solid and liquid contaminants from the oil through a filtration and evaporation process. The PurifinerTM has been used successfully to substantially extend oil drain intervals and the time between engine overhauls to up to three times longer than historical overhaul intervals. The Company also manufactures (with one exception) and sells the disposable replacement filter elements ("Elements") for the PurifinerTM.

      By continuously cleaning the oil and allowing for extended drain intervals, the PurifinerTM has had a demonstrable effect on extending engine life, reducing oil purchase, disposal and maintenance costs and service time, while significantly reducing the necessity for the disposal and storage of new and used oil, thereby enabling users to overcome environmental concerns associated with such disposal and storage. Additionally, based upon customer statements, extensive testing done by Southwest Research Institute, an independent third party testing labratory, on an improved heavy duty engine oil that supports improved fuel efficiency from the use of this new oil, and the general recognition that operating an engine with cleaner oil will decrease engine energy losses due to friction, wear, and oil viscosity fluctuations, the Company believes that end users shall experience improved fuel economy.

BACKGROUND AND FORMATION OF T/F PURIFINER, INC.

      The patents to the oil purification system that, after further development, have evolved into the current PurifinerTM units, were issued in the early 1980's. The owners of such patents unsuccessfully attempted to market and sell the original system under various other tradenames. This was due to what is believed to be the lack of acceptance by potential customers of the concept of






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


extended drain intervals and the environmental benefits related thereto, absence of acceptance and endorsement by engine and vehicle manufacturers, disbelief that the product was effective and could provide benefits in a cost effective
manner  and  inadequate   capitalization  and  management  experience  of  these
companies.

      In 1987, T/F Systems, Inc., a Delaware corporation ("Systems"), of which Richard C. Ford and Willard H. Taylor (deceased) were equal stockholders, obtained certain limited distribution rights to the PurifinerTM in several states from Refineco Manufacturing Company, Inc. ("Refineco"), then located in Oakland Park, Florida (of which Byron Lefebvre, currently an employee and a Director of the Company, was then the President). In 1988, Systems obtained an option to acquire the exclusive manufacturing and marketing rights to the PurifinerTM in the event Refineco, and subsequently, Purifiner Distribution
Corporation of Chicago, Illinois, was unable to meet its commitment to supply Purifiners(TM) to Systems. As a result of a default by the manufacturer in meeting this supply commitment, Systems obtained the manufacturing and marketing rights to the PurifinerTM in 1990.

      In February 1988, T/F Purifiner, Inc. was incorporated in Delaware under the name "Econology Systems, Inc." On October 16, 1990, its name was changed to "T/F Purifiner, Inc." T/F Purifiner, Inc. was inactive until 1991, when it obtained the distribution and marketing rights to the PurifinerTM by virtue of an assignment from Systems (at the time owned equally by Messrs. Ford and Taylor). However, System's ownership of the rights to the PurifinerTM were contested in court as to other third parties who were also manufacturing and marketing a device similar to the PurifinerTM in the marketplace, and using the PurifinerTM trademark. Eventually, the court ruled in favor of Systems with respect to its manufacturing and marketing rights, and in May 1993, all appeals by the other parties were exhausted. During the time of this litigation T/F Purifiner continued to market the PurifinerTM, but with limited success due to various factors, including the pending litigation and the actions by these other parties in the marketplace.

      Prior to December 31, 1995, T/F Purifiner, Inc. was the exclusive distributor and Systems was the exclusive manufacturer for the PurifinerTM. On December 31, 1995, T/F Purifiner purchased all of the operating assets and assumed all of the operating liabilities of Systems (except for any benefits related to a delay damage judgment awarded in December 1994 (currently on appeal) against the parties discussed above and except for liabilities related to certain stockholder advances made to Systems by Ford and Taylor) in exchange for any claims T/F Purifiner had in the delay damage award. Accordingly, T/F Purifiner currently owns all manufacturing rights previously owned by Systems.

      Prior to his death in May 1993, Mr. Taylor was the primary financial partner to Mr. Ford, although Messrs. Taylor and Ford each owned 50% of the





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



issued and outstanding capital stock of the Company and each contributed equal amounts of working capital to the Company. Subsequent to his death, the business activities and growth of the Company have been hampered by insufficient capital, notwithstanding Mr. Ford's continued investment in the Company.

STRATEGY

      Since the PurifinerTM has had limited acceptability in the marketplace, the Company's strategy has been to obtain product credibility by overcoming long held beliefs that oil needs to be regularly changed in accordance with recommended guidelines. As the Company was striving to obtain credibility for the PurifinerTM, the concept of extended oil replacement intervals was becoming more readily accepted. The Company believes that this acceptance was due, in part, to the introduction of longer life oils and the realization by consumers, as well as vehicle and engine manufacturers and oil companies, of the cost, warranty, environmental and other benefits of such extensions.

      The Company has expanded its distribution network and direct marketing activities, primarily focused in the heavy duty truck marketplace, and internationally. To date the Company has approximately 135 U.S. and Canadian distributors, of which approximately 80 are active distributors, and approximately 17 international distributors. The Company also formed a foreign joint venture effective January 1, 1996 to market the Purifiner(TM) through Europe, the Middle East, the former Soviet Union, Egypt, and South Africa. See "TF Purifiner Ltd." Additionally, the Company recently entered into a written Memorandum of Understanding with a private company in India to distribute the Company's products in India, Nepal, Sri-Lanka and Burma and to manufacture such products for these markets and for export.

      The Company plans on continuing to expand its distribution channels throughout the world, as well as the number of market segments on which it focuses. The Company also plans to employ additional direct sales personnel to establish additional distributors and to market its products to certain national and other accounts in conjunction with its distributors. The Company also plans to enter into additional joint ventures in various parts of the world that would manufacture and/or market its products.

      The Company has entered into discussions with two major oil companies to form strategic alliances for the purpose of marketing the PurifinerTM with certain of their products. The Company also plans to target original equipment manufacturers ("OEM") for original placement of the PurifinerTM on OEM products. See "Marketing."

      There can be no assurance that the Company will be able to successfully implement its strategy.

PRODUCTS

      The PurifinerTM is manufactured in six different sizes ranging from 8 to 240 quarts, the use of which is dependent on the oil sump capacity of the engine or equipment on which it is placed. The PurifinerTM can also be used in multiples for larger oil sumps. The PurifinerTM can easily be installed by qualified personnel for use with engines and other equipment, typically in 1 1/2 to 2 hours. The Company has also developed a "Hydraulic Batch System" ("HBS") which is mounted on a hand cart, to give it mobility. The HBS was developed primarily to allow users to clean 55 gallon drums of used hydraulic oils thereby enabling the users to reduce their oil purchases, as well as the high costs of storing and disposing of used oil in compliance with environmental regulations. The HBS consists primarily of two 60-quart PurifinersTM, a preheater, pump and other miscellaneous parts.

      Each of the PurifinersTM are compatible with substantially all standard and synthetic oils on the market and work with engines using gasoline, diesel, propane or natural gas. The PurifinerTM (except for the HBS) cannot be used on engines without a pressurized lubricating system, such as an outboard boat motor where the oil mixes with the fuel.

      The PurifinerTM consists of a canister that can be mounted on the firewall, fender well or the frame of a vehicle and other convenient locations, depending on the particular application, The canister inlet is either connected to the engine's oil pressure sending unit or a pressure line for hydraulic applications and the outlet is connected to the sump. The canister houses the Element and an evaporation chamber which is heated by an enclosed heating element. Under pressure from the engine or equipment, engine oil enters the canister via a metering jet that regulates the flow of oil to approximately three and six gallons per hour, depending on the size of the PurifinerTM. The oil slowly passes through the Element where solid contaminants in the oil are trapped. The Element contains compacted long strand natural cotton fibers that retain solid particles as small as approximately one micron in size. A normal paper oil filter will typically remove particles down to 25-40 microns in size. According to a paper published by the Society of Automotive Engineers in its SAE Paper No. 660081 dated January 1966, "[f]iltering the used oil through a 5 micron filter did not significantly reduce the wear rate; however, when the oil was filtered through a 1 micron filter, there was a significant reduction." The 100% natural cotton filtering media also absorbs water and traps sulfur and neutralizes the acids that are left in the oil by conventional paper filters. The slow rate of speed at which the oil passes through the Element helps ensure maximum contaminant retention.

      The PurifinerTM also removes liquid contaminants, such as water, fuel and coolant from the oil. The oil flows slowly over the diffuser plate located in the dry heated evaporation chamber where it is heated to a temperature of approximately 200 degrees Fahrenheit, except for the HBS which is slightly higher. The heating element is sealed in stainless steel and completely isolated from direct contact with the oil for safety. The liquid contaminants are thereby evaporated and then vented out of the PurifinerTM before they can recondense in the oil. These gases and water vapor are vented back into the induction system and are consumed in the combustion process. On hydraulic applications, the water vapor is vented into the atmosphere. The cleaned oil then flows back to the engine crankcase via gravity. These processes continue whenever the equipment or engine is operating.

      The Company also manufactures and distributes replacement Elements for the PurifinerTM. The Company generally recommends that for all PurifinersTM, the Element be replaced at the engine manufacturer's recommended/approved periodic oil change interval, (except that with respect to one model currently used primarily for gasoline applications only, the Company generally recommends that the Element be replaced every ten thousand miles/250 hours, when used for gasoline powered automobiles and vans). The useful life of oil and the Element is dependent on several factors, including the quality of the oil used, type of fuel, condition of engine, and the type and operating environment of the equipment. Accordingly, the above Element change intervals may vary. All Elements can be changed and an oil sample taken in approximately five to ten minutes by the customer.

      The Company estimates that the current costs of an oil and full flow filter change (assuming a person does not do the oil change himself or herself) ranges from $15.00 and up for automobiles, from $100 and up for heavy duty trucks and from $200 and up per engine for diesel powered marine engines. These costs vary, based upon, among other things, the type of application and engines, labor and oil costs and costs of waste oil disposal. Depending on the size of the Purifiner Element, the current suggested prices for retail end-users of the Elements range from approximately $13.00 to $50.00 and the cost of an oil analysis purchased through the Company currently ranges from approximately $10.00 to $16.50 per sample.

      The Company has recently received approval from the United States Patent Office for a patent on a new Element (the "TFP Filter Plus"), which contains pelletized chemicals being added to the filtering media. The chemicals are antioxidants which will reduce the amount of oxidation, stabilize the alkalinity and further help reduce the acid build-up of the oil, which is especially important on new engines built since enactment of the Clear Air Act of 1992, which requires tighter specifications for diesel engines. As these engines consume less oil, the amount of makeup oil that is added and replenishes the consumed additives in older engines has decreased. The TFP Filter Plus compensates for this factor.

      When the Element is changed, make-up oil is added to replace any oil retained in the used Element or consumed in the normal engine combustion process and also to replenish the oil's additives. The Company's performance warranties, for product used in the United States and Canada, generally require the user to take a small sample of the used oil for submission to an oil testing laboratory at the same intervals that the OEM recommends/approves for an oil change, but at least once a year. See "Warranties." The PurifinerTM has an oil sample valve to expedite the taking of the oil sample. Often, there may be local independent oil testing laboratories to test oil samples and a number of larger users of the PurifinerTM have access to other testing facilities. The Company also sells prepaid oil sample kits and has oral arrangements with Ana Laboratories, Inc. in New Jersey and United Testing Group, Inc., a subsidiary of Top Source Technologies, Inc., with facilities in Atlanta, Georgia, Chicago, Illinois, and Reno, Nevada, to test samples sent to them via the Company's prepaid kits (There are other independent testing laboratories available to perform testing of the oil samples other than those described above). The current customer cost of testing an oil sample ranges from de minimis (if a customer has access to a testing facility) to approximately $16.50. The cost of an oil sample may exceed $16.50 in certain foreign countries.

      Users must maintain a record of the laboratory oil analysis results in order for the Company's warranties to remain in effect. Management believes that the risk of losing the manufacturers' warranties encourages customers to complete the oil analysis and replace Elements in a timely manner, making the PurifinerTM more effective and stimulating recurring Element sales. The Company is also in the process of patenting a new oil flow meter which will enable the user to visually determine when to change the Element. The oil analysis also helps the Company monitor customer satisfaction, and should a problem arise with a particular application, the Company and the customer can work together to address the problem and find a solution on a timely basis. Finally, oil analysis has been analogized to blood samples for humans, in that through proper analysis other problems occurring within the engine or equipment, apart from oil contamination, can be diagnosed and corrective action taken before incurring significant problems. To date, there have been no significant problems with existing PurifinersTM or warranty claims, although there can be no assurances that such a trend will continue. Due to the sometimes prohibitive cost of oil analysis and generally more frequent recommended/approved oil change intervals for engines used in certain countries outside the United States and Canada, primarily due to the poor quality of oil and fuel used, not all performance warranties for PurifinerTM products (whether offered by the Company or by the Company's distributors) used outside the United States and Canada require oil analysis at the OEM recommended/approved oil change intervals.

      The PurifinerTM has no moving parts and consequently requires no significant ongoing maintenance. The PurifinerTM has an in-line pre-strainer to prevent the metering jet from becoming clogged by large contaminant particles. As long as the Elements are changed at the recommended/approved intervals or as oil analysis dictates and other standard preventive maintenance procedures are performed, the Company believes that the PurifinerTM can perform as designed in excess of ten years (10 years is the material and workmanship warranty period for the Purifiner(TM)). PurifinersTM used for hydraulic applications do not require as frequent Element changes since hydraulic oil applications typically do not contain the level of contaminants as other oil applications. In order to maintain the Company's performance warranties, users must, among other things, change the full flow filters once a year or every 50,000 to 60,000 miles/1500 hours, depending on the particular application of the PurifinerTM. The cost of changing a full flow filter is part of the cost of an oil change, as discussed above.

      The Company has received acknowledgments from Deere & Company, Detroit Diesel Corporation, Caterpillar, Inc., Ford Motor Company, Mack Trucks, Inc., Cummins Engine Company, Inc., Chrysler Motors Corporation, Mercedes Benz of North American, Inc. and others, who have all stated that the installation and use of the PurifinerTM does not void these manufacturer's warranties. Most engine manufacturers will accept oil analysis as an alternative to their recommended oil change intervals. Management believes that the existence of other longer life oils in the marketplace which allow for extended oil drains has been and will continue to exert continuing pressure on the use of oil analysis as an acceptable alternative to engine manufacturer's recommended oil change intervals, as well as the cost, environmental and other benefits obtained from extended oil drain intervals.

MARKETING

      The Company's products are expected to be marketed to numerous market segments, including for use in trucking, marine, bus, recreational vehicle, generator, construction, mining, industrial and hydraulic applications, and to automotive and other users of engines or equipment that utilize up to 50 weight oil for their lubricating needs.

      To date, the Company has not expended any material amounts to advertise or promote its products in the marketplace and has relied upon editorials, trade shows and other methods to promote its products. In May 1995, the Company was featured on CNN's FUTURE WATCH program, broadcast throughout the world, which resulted in the addition of several new distributors and, more importantly, added to the credibility of the Company's products. The Company was also featured on CNN's EARTH MATTERS program in early 1996. Additionally, numerous magazines, including BUSINESS WEEK, DEFENSE NEWS, EQUIPMENT TODAY, MOTOR TREND,






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CAR AND DRIVER and  others  have  featured  stories on the  Company's  products.
Additionally, during 1994 and subsequently, the Company's products have achieved recognition from well known sources, including (i) certification by the California Environmental Protection Agency's Department of Toxic Substances as a "Pollution Prevention Technology", (ii) receipt of the State of Florida's 1995 Governor's New Product Award (Small Business Category), (iii) receipt of the
National  Society  of  Professional   Engineers  1996  New  Product  Award  "for
innovative use of engineering principals and materials, improved function and savings in use and benefit to the national economy" (Small Business Category); and (iv) receipt of the World Trade Center's (Ft. Lauderdale, Florida) 1996 Award for Outstanding Achievement in International Trade (Manufacturing). Management believes that such recognition has and will continue to enable the Company to expand its distribution channels and increase the credibility and acceptance of its products.

      In February 1996, the PurifinerTM gained the support of the American Oceans Campaign ("AOC"), a not-for-profit organization devoted to ensuring the earth's waters are kept free of contamination and pollution. Management believes that the association with AOC and similar groups will be a cost effective way to promote the PurifinerTM and expand its distribution and direct sales. However, no assurance can be given that such associations will be successful in promoting the Company's products.

      In April 1996, the Company formed strategic alliances with two companies to help facilitate retrofit sales of the product at the end user level. First, Leasing Services, Incorporated ("LSI"), whose principal offices are located in Solana Beach, California and Boston, Massachusetts, is a national leasing company that will provide lease financing to certain of the Company's users, subject to normal credit considerations with respect to the user. While the Company has had many successful evaluations, many customers have found the up-front cost to be prohibitive for large scale retrofits. The use of lease financing will enable the user to immediately benefit from a reduced maintenance expense and pay for the PurifinerTM from such savings over variable terms. The Company has no written agreement with LSI, receives no consideration from LSI and merely provides its customers with LSI's brochure with an explanation of LSI's services.

      Secondly, the Company and Apache Future, Inc. ("AFI") whose primary focus has been to provide remote field installations for equipment in the trucking industry, have agreed to work together to provide installation services to the Company's customers, if required. Like its relationship with LSI, the Company has no written agreement with AFI, receives no consideration from AFI and simply provides information concerning AFI's services to the Company's prospective and current customers in order to assist these customers, based upon management's






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


belief that this installation service will be beneficial to certain small fleet operations with limited manpower in their repair facilities.

      With these two new alliances, the Company and its distributor network are able to provide a complete product package, including the Purifiner(TM), installation and financing to its customers. Management believes the ability to provide a turn-key program should provide the Company with a competitive edge. However, no assurance can be given that these alliances will result in increased revenues to the Company.

      The Company relies on management's ability to determine the existence and extent of available markets for its product. Company management and consultants have considerable marketing and sales backgrounds and devote a significant portion of their time to marketing-related activities. The Company markets its products at various national trade shows, such as the International Truck Show in Las Vegas, Nevada, Mid-America Truck Show in Louisville, Kentucky, the Maintenance Council Show in Orlando, Florida, the International Workboat Show in New Orleans, Louisiana, ConAgra Show in Las Vegas, Nevada, the Recreational Vehicle Industry Association Trade Show in Louisville, Kentucky and others.

      Eventually, management would like to sell its products directly to OEMs. A number of international and domestic engine, automobile, truck, bus and other OEMs are currently evaluating the Company's products, including Volvo-Sweden (trucks), Navistar International Corporation ("Navistar")(trucks), Freightliner Corporation (trucks), Perkins Engine Company (engines), Hyster (forklifts) and Blue Bird Corporation (buses). There can be no assurance that these or other OEMs will accept the Company's products for original placement on their production. To date, the Company's customers have requested that the
PurifinersTM be installed at a Volvo USA factory (North Carolina) on a very limited number of vehicles. Certain other manufacturers have agreed to install the PurifinerTM at their production facilities, if requested by their customers, including Freightliner Corporation, Navistar, Ford Motor Company and Volvo (US).

      The PurifinerTM is installed on a Navistar and Mobil Oil Company show truck, which is on display at all the major truck shows in the United States.

DISTRIBUTION

      The Company currently distributes its products through several channels under the trademark PurifinerTM. To date, purchasers of the Company's products have included Coca-Cola Enterprises, Inc., Sysco Foods, Vulcan Chemicals, U.S. Air Force and others.

      While the Company currently does not have written distribution agreements with its domestic and Canadian distributors, the Company does require that a





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domestic and Canadian  distributor  purchase an initial minimum dollar amount of
Product, and that each distributor be trained by the Company, either at the Company or at the distributor's location. Typically training takes 1 to 1-1/2 days and the expenses (travel, food and lodging) are paid by the distributor. Additionally, all distributors (domestic and foreign) must pay in a timely fashion. The Company has entered into written distribution agreements with substantially all of its international distributors which typically memorialize the minimum dollar amount or units to be purchased and the shipping terms.

      The Company has approximately 135 warehouse distributors, of which approximately 80 are currently active, located in 35 states and Canada, primarily in the heavy duty trucking industry. The remaining are located primarily in South America, England (See TF Purifiner Ltd.)and the Far East. These distributors purchase product directly from the Company and sell to their existing or new customers. The Company currently also has contracts or arrangements with 11 manufacturer's representatives, primarily in the heavy duty trucking industry whose responsibilities include the establishment and servicing of warehouse distributors and introducing selected fleets in a manufacturer's representative's defined territories to the Company's Products and to the Company and its distributors in exchange for negotiated commission rates, depending on the level of services provided. The manufacturer's representative contracts are typically for one year and can be cancelled by either party on 30 to 120 days notice. The Company has recently established representatives for certain other market segments, such as marine and recreational vehicle industries, in defined territories.

      During 1995, six customers accounted for approximately 36% of the Company's net sales, of which KLC Corporation, the Company's Brazilian distributor, accounted for approximately 14% of the Company's net sales. There are no assurances that each or all of these customers will continue to do business with the Company and the loss of any one of these customers and, particularly, the loss of KLC Corporation could have a material adverse affect on the Company's revenues.


      TF PURIFINER LTD. Pursuant to a joint venture agreement (the "Centrax Agreement") dated December 18, 1995 (but effective January 1, 1996), the Company became a stockholder in TF Purifiner Ltd.("Ltd."), an English company limited by shares and formed under England's Company's Act 1985. The other stockholders and parties to the agreement include Centrax, Ltd., The Barr family (the "Barr Family") who includes Messrs. Richard H.H. Barr, C. Robert Barr, the Chief Executive Officer of Centrax, and Richard A. Barr and the current director and general manager of Ltd., and Albert N. Davies, of Devon, England (who is not an affiliate of Centrax or the Barr Family). Centrax has sales of approximately

US$70 million for 1995 from its worldwide activities in power generation and specialist aero-engine components, and is located in Devon, England. The principal stockholders of Centrax include Richard H. H. Barr, C. Robert Barr and Richard A. Barr (the Barr Family), who are also directors of Centrax.

      Ltd.'s primary purpose is to market and establish distribution for the PurifinerTM throughout Europe, the Middle East, the former Soviet Union, Egypt and South Africa (the "Territory"). In this regard, the Company has granted to Ltd. its rights under existing licenses, trademarks, and patents with respect to existing products and its rights with respect to future products to allow for the marketing and distribution of the products in the Territory. Ltd. also has the option to manufacture the products based upon market acceptance and other factors.

      The Company owns approximately 45% of Ltd. and has a 50% voting interest. Forty-five (45%) percent is owned by Centrax and the Barr Family (or a company representing the Barr Family) and the remaining approximately 10% is owned by Mr. Davies. The Company is not obligated to fund any of the operations of Ltd., which, pursuant to the Centrax Agreement, shall be provided (i) by borrowings by Ltd. from a bank; (ii) from Centrax; or (iii) from the Barr Family, and such borrowings or guarantees by the Barr Family or Centrax shall be made until such time as Ltd. is self- funding. If the Barr Family does not fund Ltd.'s operations, the Company has the right to take back Ltd.'s manufacturing, marketing and distribution rights, as well as any patent and trademark rights assigned or to be assigned to Ltd. by the Company for this Territory. To date, Ltd. is negotiating to establish, has established new or taken over the servicing of existing Company distributors in various countries, including the United Kingdom, Greece, Italy, France, Turkey, the Czech and Slovak Republics, Norway, Denmark, Spain and Portugal. There can be no assurance that such distributors will be successful in introducing the PurifinerTM in their territories as they will face similar obstacles that the Company and its other distributors have encountered in introducing an innovative technology in their territories. Additionally, there can be no assurance that Ltd.'s other 45% owner (Centrax), who is responsible for the ultimate funding of Ltd., will continue to fund Ltd.'s operations, and if it discontinues such funding, it could have a material adverse effect on the Company's operations in this Territory. Ltd. has also commenced or completed various PurifinerTM evaluation programs, including a large United Kingdom ("U.K.") based fleet based upon the recommendation of a large international engine manufacturer which test has been completed.

      Ltd. currently has a patent pending on a product consisting of a full flow and bypass oil filter, all housed in one PurifinerTM unit, as well as a side-by-side full-flow and PurifinerTM bypass filter design. These patent pending products were designed primarily for original equipment placement by OEMs. The Company has the right to distribute this product and any other products developed by Ltd., everywhere other than the Territory.

NAVISTAR INTERNATIONAL DEALERS

      The Company entered into aftermarket programs with Navistar in the United States and Canada as part of its agreement to provide Navistar dealers with the Company's product line. The aftermarket program has provided the Company with the opportunity to be invited to participate in Navistar trade fairs. The program is not reduced to writing in a written agreement between the Company and Navistar. Additionally, the Company's Products are included in Navistar's catalog programs for the United States and for Canada which are sent to Navistar dealers. Finally, the Company may be given the opportunity to participate advertising programs initiated by Navistar but to date, has only done so on a limited basis in Canada. These aftermarket programs are administered by Navistar and, to date, has not resulted in a significant number of new Navistar dealers purchasing Product from the Company. Management believes that the lack of participation is primarily due to the Company not allocating sufficient time or money in order to reach Navistar dealers, although it does intend to do so in the foreseeable future if sufficient resources are available. However, Navistar is the first major truck manufacturer that has agreed to an aftermarket program with the Company and has an exclusive aftermarket arrangement through early 1997. Management plans on working with other truck manufacturers, in addition to Navistar, to establish other aftermarket programs in the future. No assurance can be made that such programs will be established or if established that they will be successful. No assurance can be given that these sales efforts will result in significant sales to the Company.

SALES

      DIRECT SALES. The Company directly and/or with the assistance of its manufacturer's representatives, warehouse distributors or other agents markets its products directly to national accounts, which will eventually be sold directly or through the appropriate distribution channel. Typicallythese larger customers, and some smaller customers, have required an evaluation period, usually ranging from six to twelve months, to ensure that the Company's products perform as advertised. Management believes that this evaluation period will continue to be shortened as the Company's products gain wider acceptance and support from well known customers, groups or other companies, such as Ford Motor Company, AOC, Navistar, VarityPerkins and others.

      Currently, the Company's products are being tested by various potential end users, including Ford Motor Company, Mercury Express, Grant Brothers Trucking, New Orleans Transit Authority, State of Pennsylvania Department of Transportation, Chicago Transit Authority, Motor Cargo, United States Air Force and United States Navy, Wal-Mart Corporation, Waste Management, Bell South and others. There can be no assurance that such tests will be successful and, even if successful, that they will result in sales for the Company.

      In July 1995, the Company's products were issued National Stocking Numbers by the General Services Administration which the Company believes will enable the Company to more efficiently sell its products to the U.S. Government and its agencies.

      INTERNATIONAL SALES. The Company directly and/or with the assistance of commission based manufacturer's representatives has established exclusive and non-exclusive distributors in various countries, including Australia, Singapore, Malaysia, Indonesia, Thailand, South Korea, Colombia, Panama, El Salvador, Venezuela, Chile, Mexico, China, Hong Kong, Brazil and others. The exclusive distributors are required to purchase minimum quantities of product to maintain their exclusive status. The majority of these distributors have been established in 1995 and later, and therefore, their and the other distributors' ultimate success depends upon, among other things, their abilities to successfully introduce and sell the product in their territories, including obtaining local evaluations, establishing distribution and other factors similar to those faced by the Company in the United States. See "TF Purifiner Ltd." There can be no assurance that the Company's international distributors will be successful in distributing the Company's products in their territories.

MANUFACTURING AND PRODUCTION.

      The Company subcontracts for the manufacturing of component parts for its PurifinersTM and manufacturers substantially all of its Elements. The component parts are assembled, packed and shipped from the Company's facility in Boynton Beach, Florida to distributors and end users.

      The Company currently single sources (i.e. purchases each raw material and component part from a specific vendor) substantially all of its raw materials and component parts from various vendors in the United States. Substantially all the tools and dies used by certain of the Company's vendors are owned by the Company. The Company believes that there are alternative sources of supply, and the Company does not anticipate that the loss of any single supplier would have a material long term adverse effect on its business, operations or financial condition. Management intends, subsequent to obtaining sufficient financing, to obtain additional tooling and dies and to upgrade certain of its existing manufacturing equipment, and may expand its vendor network as its volume of sales increase, for the purpose of limiting its exposure to its single source suppliers. There can be no assurances, however, that such financing will be obtained or if obtained, on terms that are in the best interest of the Company or its stockholders.

WARRANTIES.

      The PurifinerTM is generally warranted to the original user to be free of defects in material and workmanship for ten years, except for the heating element which is warranted for five years as well as a six- month performance warranty. The Company also offers limited 250,000-mile and 100,000-mile continuous oil purification performance warranties for Class VII and VIII trucks in the United States and Canada. The Company also offers limited performance warranties for recreational vehicles, including a twelve-month performance warranty. The Company maintains $2,000,000 aggregate product liability insurance coverage with a major U.S. carrier.

COMPETITION.

      Although the Company believes it is the largest supplier of bypass oil purification systems with similar capabilities to the Company's product (see "Legal Proceedings - Premo Litigation"), the Company effectively competes with other bypass filtration products such as the T.F. Hudgins, Inc. Spinner unit, Luberfiner, Inc's bypass filter, and others. Additionally, the Company's products affect the sales of full flow filters, engine replacement parts and maintenance, original oil sales and disposal costs, and new engine sales. All of these products and services are provided by companies that have significantly greater financial, marketing and operating resources than does the Company. The

Company's direct competitors include Premo Lubrication Technologies, Inc. and Certified Technologies, Corp.

PATENTS AND TRADEMARKS.

      The Company has a license and royalty agreement with the owner of four of the U.S. patents covering the Company's existing PurifinersTM, which expire in November 1997, September 1998 and June 2008. This agreement also covers several foreign issued and pending patents in several other countries, the earliest of which will expire in June 2004. The term of the agreement is for the life of the patents and any improvements thereto and requires the payment of a 5% royalty based on the net sales price, as defined, of the covered products. This agreement also covers the U.S. trademark for which the Company pays a 1% royalty based on net Element sales, as defined. The Company is primarily responsible for maintaining and defending the integrity of these patents and trademarks.

      The Company has registered its trademark and/or logo in substantially all the countries of the industrialized world (other than in the United States, where the Company's licensor has registered the trademark). The Company believes its trademark to be of considerable value and of material importance to its business.

      The Company has patents pending in substantially all industrialized countries of the world for the TFP Filter Plus and a redesigned PurifinerTM which were filed by the Company in 1994 through 1996, and which have been approved in the United States and certain other countries as to the TFP Filter Plus. Additionally, in 1996, the Company filed for U.S. patent protection for its new oil flow meter which will enable the user to visually determine when to change the Element. There can be no assurance that such patents pending will be issued. The Company believes all its patents and rights thereto to be of considerable value and of material importance to its business.

GOVERNMENTAL APPROVAL.

      The  Company's   products   typically  do  not  require  any  governmental
approvals.   As  part  of  the   certification   process  under  the  California
Environmental Protection Agency's Department of Toxic Substances, in July of 1994, the Company has obtained an executive order issued by the State of California Air Resources Board stating that the PurifinerTM does not reduce the effectiveness of applicable vehicle pollution control systems, and may be installed on all 1993 and older model year vehicles with pressure oil systems.

ENGINEERING AND DEVELOPMENT.

      The Company employs one full time employee in the engineering and development department, who is the inventor and the originator of the Company's two new patents pending and most recently issued patent licensed to the Company, who has devoted substantially all of his time to the engineering, development and enhancement of the Company's products over the last two years, as well as the evaluation of other products introduced to the Company by other parties.

EMPLOYEES.

      At September 15, 1996, the Company had 22 employees, 9 of whom were engaged in manufacturing, assembly, warehousing and shipping, 6 in marketing and sales, 1 in engineering and development and 6 in administrative positions. None of the employees are represented by a labor union. The Company believes its employee relations are good.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

      The Company was formed in 1988 and commenced limited operations in 1991 when it obtained worldwide manufacturing and marketing rights to the Purifiner(TM) products. From 1993 to 1995, the Company's revenues grew from approximately $583,000 to $1,480,000.

      The growth in the Company's revenues is primarily due to the increasing acceptance of the Company's products by the marketplace. This acceptance is the result of various factors, including the increased credibility of the product as a result of its commercial relationship with well-known entities and the growing desire of users to reduce maintenance costs, extend engine life and preserve the environment.

RESULTS OF OPERATIONS

      The following table sets forth for the periods indicated the percentage of revenues represented by certain items reflected in the Company's statements of operations.

                                            Percentage of Revenues
                                  ----------------------------------------
                                                             Six Months
                                  Year Ended December 31    Ended June 30
                                  ----------------------    --------------
                                     1994        1995        1995     1996
                                     ----        ----        ----     ----

Net sales                            100%        100%        100%     100%
Operating costs and expenses:
  Cost of sales                      (46)        (48)        (50)     (59)
  Selling expenses                   (46)        (42)        (43)     (42)
  General and
  administrative expenses            (47)        (36)        (32)     (39)
Other                                 -           -           -       ( 2)
                                    -----       -----       -----    -----
Total operating costs
  and expenses                      (139)       (126)       (125)    (142)
                                    -----       -----       -----    -----

Operating Loss                      (39%)       (26%)       (25%)    (42%)
                                    =====       =====       =====    =====

SIX MONTHS ENDED JUNE 30, 1996 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1995

      NET SALES. Net sales increased by 9% from $768,587 in the first six months of 1995 to $841,297 in the first six months of 1996. This increase was primarily attributable to increasing sales made to existing and new domestic and international customers in 1996 in comparison to the comparable period of 1995, including approximately $242,000 of sales to Ltd., the Company's newly formed joint venture in 1996. Approximately $19,400 of intercompany profit on these sales have been deferred at June 30, 1996.

      COST OF SALES. Cost of sales increased by 30% from $380,958 in the first six months of 1995 to $493,869 in the first six months of 1996. This increase is primarily attributable in part to the 9% increase in sales between the comparable periods as well as 29% of the first six month sales of 1996 being made to Ltd. at substantially lower prices than the Company's existing exclusive international distributor pricing. Finally, the Company's gross margin decreased from 50.4% to 41.3%, substantially all due to the sales made to Ltd. in the first six months of 1996 at these lower sales prices. To the extent additional sales are made by the Company to Ltd., the Company's aggregate gross margin will be adversely affected.

      SELLING EXPENSES. Selling expenses increased by 6% from $331,216 in the first six months of 1995 to $352,210 in the first six months of 1996. The primary reason for this increase was due to increases in other selling expenses such as commissions, brochures and catalogs, consulting, travel and trade show expenses in the first six months of 1996 versus the comparable period of 1995. As a percentage of revenues, selling expenses decreased from 43% in 1995 to 42% in 1996.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by 33% from $244,692 in the first six months of 1995 to $325,394 in the first six months of 1996 and as a percent of revenues increased from 32% to 39%. This dollar increase was generally due to the increased level of business activity, specifically including increases in legal, accounting and auditing expenses.

      OPERATING LOSS. As a result of the foregoing, the Company's operating loss increased from $188,279 in the first six months of 1995 to $349,616 in the first six months of 1996.

      INTEREST EXPENSE. Interest expense increased by 92% from $9,052 for the first six months of 1995 to $17,399 for the first six months of 1996. This change resulted from an increase in average short and long term borrowings outstanding in the first six months of 1996 versus the comparable period for 1995. The increase in loans was used to finance a portion of the Company's activities in 1995 and 1996.

      NET LOSS. As a result of the foregoing, the Company's net loss increased from $197,331 for the first six months of 1995 to $367,015 for the first six months of 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

      NET SALES. Net sales increased by 42% from $ 1,038,960 in 1994 to $1,480,037 in 1995. This increase was attributable to the addition of new distributors in 1995 and increased sales to existing distributors and new customers. Of this amount, approximately $207,000 resulted from sales to one foreign distributor in 1995. Export sales increased from 48% of total revenues in 1994 to 55% of total revenues in 1995. This increase resulted from increased sales of TFP products to new and existing foreign distributors.

      COST OF SALES. Cost of sales increased by 48% from $480,834 in 1994 to $712,714 in 1995. This increase is primarily attributable to the 42% increase in sales between the comparable periods. Additionally, the Company's gross margin decreased to 51.8% in 1995 from 53.7% in 1994, the decrease being primarily attributable to the increase in export sales (having a lower gross margin than domestic sales) from $503,000 in 1994 to $821,000 in 1995.

      SELLING EXPENSES. Selling expenses increased by 29% from $477,470 in 1994 to $616,569 in 1995. This increase was attributable in part to an increase in trade show related expenses from approximately $27,000 in 1994 to approximately $42,000 in 1995. The increased selling expenses were also attributable to the increased commissions and sales department salaries from approximately $221,000 in 1994 to $292,000 in 1995 and a general increase in sales related activities. As a percentage of sales, selling expenses decreased from 46% in 1994 to 42% in 1995.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by 8% from $491,094 in 1994 to $531,646 in 1995. Salary and consulting expenses increased from approximately $209,000 in 1994 to approximately $252,000 in 1995 as a result of additional employees and consultants. As a percentage of sales, general and administrative expenses decreased from 47% in 1994 to 36% in 1995.

      OPERATING LOSS. The Company's operating loss decreased from $410,438 in 1994 to $380,892 in 1995.

      INTEREST EXPENSE. Interest expense amounted to $28,915 in 1995 as compared with interest expense of $9,952 in 1994. This change resulted from the increase in average short and long term borrowings outstanding in fiscal 1995 versus fiscal 1994.

      NET LOSS. As a result of the foregoing, the Company's net loss decreased from $424,197 in 1994 to $409,807 in 1995.


YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

      NET SALES.  Net sales increased by 78% from $583,052 in 1993 to $1,038,960
in  1994.  This  increase  was  primarily  due  to  the   establishment  of  new
distributors.

      COST OF SALES. Cost of sales increased by 34% from $357,609 in 1993 to $480,834 in 1994. This increase is primarily attributable to the 78% increase in sales between comparable periods offset by lower costs related to increased volumes and the commencement of manufacturing operations by the Company versus purchasing completed goods from a third party for substantially all of 1993. The Company's gross margin increased from 39.8% in 1993 to 53.7% in 1994 due primarily to the lower costs associated with commencement of manufacturing operations and increased volume.

      SELLING EXPENSES. Selling expenses increased by 78% from $268,934 in 1993 to $477,470 in 1994. As a percentage of sales, selling expenses was 46% in both 1993 and 1994. In 1994, the Company increased its sales personnel and related expenditures, such as trade shows and incurred increased other sales related expenses, such as commissions and royalties.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by 32% from $371,447 in 1993 to $491,094 in 1994. In 1993 and 1994, general and administrative expenses consisted primarily of officer s salary, professional fees and various other general and administrative expenses. The increase in 1994 was primarily due to the general level of increased business activity. As a percentage of sales, general and administrative expenses decreased from 64% in 1993 to 47% in 1994.

      OPERATING LOSS. The Company's operating loss decreased from $414,938 in 1993 to $410,438 in 1994.

      INTEREST EXPENSE. Interest expense increased from $0 in 1993 to $9,952 in 1994 due to increased borrowings, primarily from the principal stockholder, Richard C. Ford.

      NET LOSS. As a result of the foregoing, the Company's net loss increased from $410,284 in 1993 to $424,197 in 1994.


LIQUIDITY AND CAPITAL RESOURCES

      To date, the Company's capital requirements in connection with its business activities have been and will continue to be significant. The Company has been dependent upon available cash generated from operations, the proceeds of sales of its securities to investors and stockholder and other loans to fund its activities. The Company's auditors report included an explanatory paragraph which stated that because the Company has sustained recurring operating losses, a working capital deficiency, negative cash flows from operating activities and a stockholders capital deficiency, these factors raise substantial doubt about the Company's ability to continue as a going concern.

      At June 30, 1996, the Company had a working capital deficiency of $1,046,042 and its current ratio (current assets to current liabilities) was
 .29, as compared with a working capital deficiency of $894,117 and a current ratio of .25 at December 31, 1995. At June 30, 1996, the Company had $50,748 of cash. Outstanding short-term debt from lenders and shareholders was $731,967 at June 30, 1996 and included a shareholder loan of $502,026 due to the estate of Willard Taylor. See Part II - Item 2 "Litigation - Stockholder Litigation." The balance of long term debt was $610,181 at June 30, 1996 and included a stockholder loan of $502,026 due to Richard C. Ford and $98,688 due to a related party. Subsequent to June 30, 1996, the Company exchanged these long term loans and related unpaid accrued interest of $601,566 by issuing 120,313 shares of its Common Stock ($5.00 per Share) to Mr. Ford and the related party.

      Subsequent to June 30, 1996, the Company completed the sale to private investors of 81,200 shares of Common Stock for gross proceeds of $406,000 pursuant to of the Securities Act of 1933, as amended.

      At June 30, 1996, the Company owed approximately $535,000 to various trade and other unrelated creditors. Of this amount approximately $318,000 was owed to various legal and other professional firms, for services provided to the Company. These professionals and vendors continue to provide services to the Company; however, there can be no assurance that they will continue to do so in the future while all or a portion of such amounts remains outstanding. The Company has and intends to use a portion of the proceeds of the above offering proceeds and future financings to repay the amounts due to creditors.

      Consistent with industry practices, the Company may accept product returns or provide other credits in the event that a distributor holds excess inventory of the Company's products. The Company's sales are made on credit terms which vary significantly depending on the nature of the sale. In addition, the Company does not hold collateral to secure payment from its United States and Canadian distributors. Therefore, a default in payment by one or more of the Company's United States and Canadian distributors or customers could adversely affect the Company's business, results of operations and financial condition. The Company believes it has established sufficient reserves to accurately reflect the amount or likelihood of product returns or credits and uncollectible receivables.
However, there can be no assurance that actual returns and uncollectible receivables will not exceed the Company's reserves. Any significant increase in product returns or uncollected accounts receivable beyond reserves could have a material adverse effect on the Company's business, results of operations and financial condition. The Company has not experienced material product returns or uncollectible receivables in the past.

      Sales of the Company's products will depend principally on end user demand for such products. The oil filtration industry has historically been competitive and, as is typically the case with innovative products, the ultimate level of demand for the Company's products is subject to a high degree of uncertainty. Developing market acceptance, particularly worldwide, for the Company's existing and proposed products will require substantial marketing efforts and the expenditure of a significant amount of funds to inform customers of the perceived benefits and cost advantages of its products.

The Company is not currently generating sufficient revenues to fund its existing and planned expansion o(pound) operations. Accordingly, the Company has embarked and is implementing plans to raise additional capital, including its most recent $406,000 offering. The Company intends to use such additional financing to increase its marketing and sales efforts, such as the hiring of additional sales personnel and related costs, implementation of an advertising program, and additional trade shows. Additionally, the Company intends to hire additional operating/finance personnel, as well as additional manufacturing supervisory and plant personnel to meet expected production increases, as well as to assist in the implementation of the Company's planned Indian manufacturing Joint venture.

      The above is not an all inclusive listing of the Company's planned expenditures. In the event that the proceeds from other future offerings or financings are not received, the Company will not be able to implement its current plans. The inability to obtain additional financing when needed, would have a material adverse effect on the Company, including possibly requiring the Company to curtail or cease its operations.

Impact of Inflation

      Inflation has not had a significant impact on the Company's operations. However, any significant decrease in the price for oil or labor, environmental compliance costs, and engine replacement costs could adversely impact the Company's end users cost/benefit analysis as to the use of the Company's products.

Quarterly Fluctuations

      The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including product returns, purchasing patterns of consumers, the length of the Company's sales cycle to key customers and distributors, the timing of the introduction of new products and product enhancements by the Company and its competitors, technological factors, variations in sales by product and distribution channel, and competitive pricing. Consequently, the Company's product revenues may vary significantly by quarter and the Company's operating results may experience significant fluctuations.

ITEM 3.     DESCRIPTION OF PROPERTY.

      All of the Company's operations are conducted from its 14,500 square foot facility located in Boynton Beach, Florida. The facility is leased for a term ending March 31, 1999 at a current annual rate of approximately $78,600.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the Company's Common Stock beneficially owned on September 15, 1996 for (i) each stockholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within sixty (60) days. At September 15, 1996, there were 1,520,294 shares of Common Stock outstanding. The address of each of the persons set forth below is 3020 High Ridge Road, Suite 100, Boynton Beach, Florida 33426, except as otherwise noted.

                                    No. of Shares                 Percent of
Name and Address or                 of Common Stock               Beneficial
Identity of Group                   Beneficially Owned            Ownership
-----------------                   ------------------            ---------

Richard C. Ford(1)(2)                    678,383                    43.1%
Richard J. Ford(2)(3)                    462,350                    30.3%
Traci M. Ford(3)                         152,300                    10.0%
Jennifer D. Ford/Roe(3)                  152,300                    10.0%
Stephen J. Hauser(4)                          20                     *
Byron Lefebvre(5)                         44,070                     2.9%
All Executive Officers
and Directors as
a group (4 persons)                    1,184,823                    74.4%
J.W. Taylor(6)(7)                        114,000                     7.5%
------------------------

*     Less than 1%

(1) Mr. Ford is the Company's President, Treasurer, Chief Executive Officer and a Director. Includes 11,400 shares owned by Catherine Ford, Mr. Ford's wife, of which Mr. Ford disclaims beneficial ownership. Also includes 500 shares of Common Stock beneficially owned by Mrs. Ford's son and for whom Mrs. Ford is the custodian. Also includes options to purchase (i) 10,000 shares of Common Stock at $5.50 per Share through August 2, 2001; 40,000 shares of Common Stock at $5.00 per Share through August 2, 2006; and
      (iii) options issued to Mrs. Catherine Ford to purchase 3,750 shares of Common Stock at $5.50 through August 2, 2001 for which Mr. Ford disclaims beneficial ownership.

(2) Ownership of approximately 440,000 shares owned by Mr. R.C. Ford and his children is currently being contested by members of the Taylor Family. See "Part II, Item 2 - Legal Proceedings-Stockholder Litigation."

(3) Mr. Ford is a Vice President, the Secretary and a Director of the Company. Includes 152,300 shares owned by Traci M. Ford and 152,300 shares owned by Jennifer D. Ford/Roe over which Richard J. Ford has irrevocable proxy voting power through 2006. Also includes options to purchase 3,750 shares of Common Stock at $5.50 per Share through August 2, 2006.

(4) Mr. Hauser is the Company's Chief Financial Officer, Chief Operating Officer and a Vice President.

(5) Mr. Lefebvre is a Director of the Company. Includes options to purchase 15,000 shares of Common Stock at $5.00 per Share through August 2, 2006.

(6) Includes 28,500 shares owned by each of Margaret A. Taylor, Barbara A. Taylor and John F. Taylor, of which James W. Taylor has voting power.

(7)   The  address  is  c/o  N.A.   Taylor  and  Company,   10  W.  9th  Avenue,
      Gloversville, N.Y. 12078.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.


      Name              Age         Position
      ----              ---         --------

Richard C. Ford         52          President, Treasurer, Chief
                                    Executive Officer and Director

Byron Lefebvre          58          Director

Stephen J. Hauser       43          Chief Financial Officer, Chief
                                    Operating Officer and Vice President

Richard J. Ford         25          Vice President, Secretary, Director

RICHARD C. FORD has been President, Chief Executive Officer, Treasurer and a Director of the Company since its inception in 1988. Mr. Ford is also a Director of TF Purifiner Ltd. He served as Secretary of the Company from its inception until August 1996.

BYRON LEFEBVRE has been a Director of the Company since February 1994 and has been an employee of the Company since 1994 and since late 1993 was a consultant to the Company. From 1985 to 1990, he was President of Refineco Manufacturing Company, Inc., the Company which manufactured and marketed the Purifiner(TM) prior to the Company. He is the inventor of the Purifiner(TM) TF-8 spin-on unit as well as the inventor of the new TFP Filter Plus and redesigned Purifiner(TM) (patent pending). During the period from 1990 to May 20, 1996, Mr. Lefebvre controlled D.B. Filters, Inc., an inactive company since October 1993, which had limited rights to manufacture the Elements used in the PurifinerTM in North America and owned certain royalty rights related to the TFP Filter Plus. On May 28, 1993, Mr. Lefebvre filed for personal bankruptcy with the United States Bankruptcy Court for the Southern District of Florida. The case was discharged on September 27, 1993. Mr. Lefebvre served in the United States Air Force. Mr. Lefebvre oversees the engineering, development and evaluation of all of the Company's new products and product enhancements.

STEPHEN J. HAUSER has been the Company's Chief Financial Officer, Chief Operating Officer and a Vice President since August 5, 1996. From July 1995 to August 5, 1996, Mr. Hauser was a business consultant with DanaHill Group, Inc. in Fort Lauderdale, Florida.

From  January  1993  to  July  1995,  Mr.  Hauser  was  General  Manager  of the
International Distribution Center of Federal Mogul Corporation in Fort Lauderdale where he was responsible for planning, staffing, budgeting and operating management of Federal Mogul's automotive parts export sales and logistics profit center, serving over 900 customers. From August 1992 to December 1992, he was a director of Business Integration of Federal Mogul in Southfield, Michigan where he led the successful integration of TRW's $320 million aftermarket business into Federal Mogul; and from March 1990 to July 1992, Mr. Hauser was the director of Corporate Development in Southfield, Michigan for Federal Mogul. From March 1987 through March 1990, Mr. Hauser served as senior manager for Arthur Young & Company/Ernst & Young in Milwaukee, Wisconsin and in Chicago, Illinois.

RICHARD J. FORD has been with the Company since January 1994, a Vice President of the Company since October 1995, and the Secretary and a Director of the Company since August 1996. Mr. Ford has worked in the marketing, communications and public relations areas, and undertaken various special projects for the Company. Mr. Ford is also a Director of TF Purifiner Ltd. Mr. Ford received degrees in English from Florida State University in 1993. Mr. Ford is the son of Richard C. Ford.

BOARD OF ADVISORS

      The Company has recently formed a Board of Advisors. The Company's Board of Advisors will be a non-policymaking Board whose intent is to advise the Company's Board of Directors and Management.

      The following individuals currently have agreed to be members of the Company's Board of Advisors:

C.R. BARR is the Chief Executive Officer, a director and stockholder of Centrax. Mr. Barr is a mechanical engineer and member of the Regional Board of the Engineering Employers Federation in England and is a frequent speaker at aerospace industry meetings. See "Description of Business - TF Purifiner, Ltd.

GENERAL DAVID C. JONES, USAF (RET) is the former Chief of Staff, United States Air Force (June 1974 to June 1978) and the former Chairman of the Joint Chiefs of Staff from June 1978 to June 1982 during which time General Jones served as the senior military advisor to the President, the National Security Council and the Secretary of Defense. General Jones is the Chairman of the Board of the National Education Corporation. He has served on the Board of Directors of General Electric, NBC, RCA, USX, Kemper Insurance, USAir Group and Hay Systems.

JOYCE SHIELDS, PH.D. is the Vice President and General Manager of Hay Management Consultants --Southeast, where she has managed and directed client services in the areas of human resources planning, performance management, organization change, and design and implementation of integrated competency-based human resource systems. Dr. Shields has consulted with organizations such as Armco, Bell Atlantic, Boeing, British Petroleum, CSX, IBM, Phillip Morris, Shell, Xerox, the U.S. Army, U.S Air Force and Department of Defense.

ERNST VOLGENAU, PH.D. is the President of SRA International, Inc., a company which provides computer, communications and management consulting services and software to business and government organizations.

KANG YAO is currently Advisor of the Swire Group of Hong Kong and is a director of Hambro Pacific Holdings Ltd., a subsidiary of Hambro Bank of United Kingdom, and a director of Cathay Pacific Airways Ltd., John Swire and Sons (Hong Kong and China) Ltds. and Hsin Chong Construction Group, Ltd. Mr. Yao also serves as a director of BC Development Co. Ltd. in China, which holds a number of Coca-Cola bottling franchises in China and of Sing Tao Holdings Ltd., which controls, among other things, a leading English newspaper in Hong Kong and a leading Chinese newspaper worldwide.


Each of the members of the current advisory board were issued options to purchase 5,000 shares of Common Stock through August 2, 2006 at $5.00, of which 2,006 Shares vested on August 2, 1996, 1,667 shall vest on August 2, 1997, and 1,666 shall vest on August 2, 1998; provided that vesting shall occur so long as each is a member of the advisory board or serves with the Company in another capacity as of the vesting date.

ITEM 6.     EXECUTIVE COMPENSATION

CASH COMPENSATION

      The following table shows, for the three year period ended December 31, 1995, the cash and other compensation paid by the Company to its President and Chief Executive Officer and to each of the executive officers of the Company who had annual compensation in excess of $100,000.

                          Summary Compensation Table

Name and                                           Other              All
Principal                                          Annual            Other
Position            Year      Salary   Bonus     Compensation(1) Compensation(2)
--------            ----      ------   -----     --------------- ---------------

Richard C. Ford(3)  1995      $104,000  -0-        $1,370           $12,000
President, CEO      1994      $104,000  -0-        $1,355           $12,000
Treasurer,          1993      $104,000  -0-        $1,385            $4,000
Secretary
--------------

(1) This amount represents payments made by the Company for health insurance premiums.

(2) This amount represents payments made to Mr. Ford for performing various product field testing.

(3)   Mr. Ford served as Secretary of the Company until August 1996.

EMPLOYMENT AGREEMENTS

      The Company currently does not have employment agreements with any of its executive officers or other employees but does intend to enter into written agreements with certain of them in the future.

OPTION GRANTS IN LAST FISCAL YEAR

      The following table sets forth information with respect to the grant of options to purchase shares of Common Stock during the fiscal year ended December 31, 1995 to each person named in the Summary Compensation Table.

                  Number of     % of Total
                  Securities    Options/SARs
                  Underlying    Granted to        Exercise or
                  Options/SARs  Employees in      Base Price       Expiration
Name              Granted(#)    Fiscal Year       ($/Shares)       Date
----              ------------  ------------      -----------      -----------
Richard C. Ford        -0-             -0-              -0-             -0-

INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN

      The Board of Directors and a majority of the Company's stockholders adopted the Company's 1996 Stock Option Plan (the "Plan") on July 31, 1996 and the approval was ratified at the Company's 1995 Annual Meeting held on August 28, 1996.

      The Plan will work to increase the employees', board of advisors, consultants' and non-employee directors' proprietary interest in the Company and to align more closely their interests with the interests of the Company's stockholders. The Plan will also maintain the Company's ability to attract and retain the services of experienced and highly qualified employees and non-employee directors.

      Under the Plan, the Company has reserved an aggregate of 650,000 shares of Common Stock for issuance pursuant to options granted under the Plan ("Plan Options"). The Board of Directors or a Committee of the Board of Directors (the "Committee") of the Company will administer the Plan including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

      Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of the Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant.

      The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee.

      The per Share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan.

      Officers, directors, key employees and consultants of the Company and its subsidiaries (if applicable in the future) will be eligible to receive Non-Qualified Options under the Plan. Only officers, directors and employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

      All Plan Options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. If an optionee's employment is terminated for any reason, other than his death or disability or termination for cause, or if an optionee is not an employee of the Company but is a member of the Company's Board of Directors and his service as a Director is terminated for any reason, other than death or disability, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is permanently and totally disabled within the meaning of Section 22(c)(3) of the Internal Revenue Code of 1986, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

      The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan or changes the minimum purchase price therefor (except in either case in the event of adjustments due to changes in the Company's capitalization), (ii) affects outstanding Plan Options or any exercise right thereunder, (iii) extends the term of any Plan Option beyond ten years, or (iv) extends the termination date of the Plan. Unless the Plan shall theretofore have been suspended or terminated by the Board of Directors, the Plan shall terminate on July 31, 2006. Any such termination of the Plan shall not affect the validity of any Plan Options previously granted thereunder.

      As of September 15, 1996, incentive stock options to purchase 159,650 shares of Common Stock were granted and non-qualified options to purchase 490,350 shares of Common Stock were issued.

      PLAN OPTIONS GRANTED TO OFFICERS AND DIRECTORS. On August 2, 1996, the Company granted Richard C. Ford incentive Plan Options to purchase an aggregate of 20,000 shares of Common Stock at $5.50 per Share through August 2, 2001, of which 10,000 vest on August 2, 1996, 5,000 vest on August 2, 1997, and 5,000 vest on August 2, 1998. On August 2, 1996, the Company granted Richard C. Ford non-qualified Options to purchase an aggregate of 80,000 shares of Common Stock at $5.00 per Share through August 2, 2006, of which 40,000 vest on August 2, 1996, 20,000 vest on August 2, 1997, and 20,000 vest on August 2, 1998.

      On August 2, 1996, the Company granted Byron Lefebvre incentive Plan Options to purchase an aggregate of 30,000 shares of Common Stock at $5.00 per Share through August 2, 2006, of which 15,000 vest on August 2, 1996, 7,500 vest on August 2, 1997, and 7,500 vest on August 2, 1998.

      On August 2, 1996, the Company granted Stephen J. Hauser incentive Plan Options to purchase an aggregate of 30,000 shares of Common Stock at $15.00 per Share through August 5, 2006, of which 7,500 vest on August 5, 1997, 7,500 vest on August 5, 1998, 7,500 vest on August 5, 1999, and 5,000 vest on August 5, 2000. On August 2, 1996, the Company granted Stephen J. Hauser incentive Plan Options to purchase an aggregate of 7,500 shares of Common Stock at $5.00 per Share through August 2, 2006, of which 1,875 vest on August 5, 1997, 1,875 vest on August 5, 1998, 1,875 vest on August 5, 1999, and 1,875 vest on August 5, 2000.

      On August 2, 1996, the Company granted Richard J. Ford incentive Plan Options to purchase an aggregate of 7,500 shares of Common Stock at $5.50 per Share through August 2, 2001, of which 3,750 vest on August 2, 1996, 1,875 vest on August 2, 1997, and 1,875 vest on August 2, 1998.

OPTION EXERCISES AND HOLDINGS

      The following table sets forth information with respect to the exercise of options to purchase shares of Common Stock during the fiscal year ended December 31, 1995 to each person named in the Summary Compensation Table and the unexercised options held as of the end of the 1995 fiscal year.

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES

--------------------------------------------------------------------------------
                                                  Number of
                                                  Securities     Value of
                                                  Underlying     Unexercised
                          Shares                  Unexercised    in-the-Money
                          Acquired                Options/SARs   Options/SARs
                          on          Value       at FY-End (#)  at FY-End ($)
                          Exercise    Realized    Exercisable/   Exercisable/
      Name                  (#)         ($)       Unexercisable  Unexercisable
--------------------------------------------------------------------------------

Richard C. Ford              0           0             0              0
President, Chief Executive
Officer, Treasurer, and
Secretary
             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

--------------------------------------------------------------------------------
                       Number      Performance   Estimated Future Payouts Under
                       of Shares,  or Other      Non-stock Price-based Plans
                       Units or    Period Until  ------------------------------
                       Other Rights Maturation   Threshold  Target   Maximum
         Name            (#)       or Payout     ($ or #)   ($ or #) ($ or #)
--------------------------------------------------------------------------------

Richard C. Ford           0            0            0           0        0
President, Chief
Executive Officer,
Treasurer, and Secretary


ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

TRANSACTION WITH TAYLOR FAMILY. During 1995, the Company had sales of approximately $91,000 to N.A. Taylor and Company, an affiliate of the Taylor Family. Such affiliate is a current warehouse distributor for the Company. From February 24, 1994 to October 6, 1995, this company was the exclusive master distributor of the Company's products for the State of New York and also acted as the Company's manufacturer's representative for the State of New York, for which it received certain price concessions from the Company.

RELATIONSHIP OF THE COMPANY TO T/F SYSTEMS, INC. On December 31, 1995, the Company acquired all of the operating assets and assumed all of the operating liabilities of T/F Systems, Inc., except as previously described. At such time, T/F Systems, Inc. was owned approximately 75% by Richard C. Ford and his immediately family and substantially all the other shares were owned by the Taylor Family.
                                       33

LOANS AND ISSUANCES OF SECURITIES TO AFFILIATES. During 1994, the Company and Systems received stockholder loans of approximately $462,000 from Richard C. Ford, the Company's principal stockholder, and his children, Richard J., Traci
M. and Jennifer D. Ford. Such loans bore interest at 10% per annum. In 1994, $266,000 of such loans were converted into 866,400 shares of the Company's Common Stock.

      At December 31, 1995, the Company had a total of $1,004,052 of unsecured non-interest bearing shareholder loans payable equally to Richard C. Ford, President, Treasurer, Chief Executive Officer and a director of the Company, and the estate of Willard Taylor. There are no stated due dates for these shareholder loans. During 1994, the Company and Richard C. Ford instituted legal action against the estate of Willard Taylor, the former 50% owner of the Company. This litigation sought a declaratory judgment approving the dilution of the estate's interest in the Company from 50% to approximately 10% as a result of the issuance of additional common stock in 1994 to Mr. Richard C. Ford and his children. Subsequently, the beneficiaries of the estate filed counterclaims against the Company and its principal shareholder, Richard C. Ford and his children seeking declaratory relief, cancellation of additional stock issuances by the Company, an injunction against further issuances, appointment of a receiver and damages against Mr. Ford, individually. In June 1995, the estate demanded repayment of the shareholder loans due to the estate ($502,026 at June 30, 1996). The ultimate outcome of this litigation and demand for the repayment of the shareholder loans cannot currently be determined; however, management believes it has meritorious defenses to the counterclaims and current demand for repayment and would eventually prevail in its declaratory action and that the repayment of loans would not result in the current payment of such amounts. See "Part II, Item 2 - Legal Proceedings-Stockholder Litigation."

      Additionally, in 1995, Mr. Richard C. Ford loaned the Company and Systems $75,500 at 10% per annum. For the six months ended June 30, 1996, Mr. Ford loaned the Company an additional $9,000. During 1994 and 1995, the Company incurred approximately $9,000 and $4,000 respectively of interest expense related to these and other loans. See "Note 4 to the Notes to Financial Statements."

      Mr. Richard C. Ford, during 1995 and during the six months ended June 30, 1996, was repaid an aggregate amount of $129,213 on all outstanding loans. At June 30, 1996, the amount of outstanding obligations from the Company to Mr. Ford was $502,026. On August 1, 1996, Mr. Ford received 100,405 shares of Common Stock in exchange for his shareholder loans in the amount of $502,026.

      During 1995, Mr. Richard C. Ford agreed to become personally obligated on behalf of the Company for the repayment of certain loans made to the Company of which approximately $224,000 of principal and accrued interest was outstanding as of June 30, 1996.


D.B. FILTERS, INC. On May 20, 1996, the Company acquired all of the common stock of D.B. Filters, Inc. ("DB Filters") for $1,275 in cash and 36,309 shares of its Common Stock with an estimated fair value of approximately $137,000. The fair market value of the shares of Common Stock was based upon $3.77 per Share, which was the price per Share being offered by the Company to investors pursuant to a private offering, which was being undertaken by the Company at the same time as the acquisition of D.B. Filters. DB Filters was owned by two employees of the Company, one of which was Byron Lefebvre, a Director of the Company. D.B Filter's only assets were the future royalty rights related to the Company's new Element patent and certain restricted, as defined, North American Element manufacturing rights. DB Filters had no other material assets or liabilities at December 3, 1994 and 1995 and no material operations in 1994 and 1995.

      The Company believes that the transactions referred to above were on terms no less favorable to the Company than terms which could have been obtained from unrelated third parties.

ITEM 8.     DESCRIPTION OF SECURITIES

      The Company is currently authorized to issue up to 20,000,000 shares of Common Stock, $.001 par value, of which 1,520,294 shares were outstanding as of September 15, 1996. The Company is also authorized to issue up to 500,000 shares of Preferred Stock, par value $.001 per Share, no shares of which have previously been issued.

COMMON STOCK

      The Company is authorized to issue up to 20,000,000 shares of Common Stock, $.001 par value per Share. Subject to the dividend rights of the holders of any outstanding shares of Preferred Stock, holders of shares of Common Stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of any outstanding shares of Preferred Stock, the assets of the Company will be divided pro rata on a per Share basis among the holders of the Common Stock.

      Each share of Common Stock entitles the holders thereof, to one vote. Holders of Common Stock do not have cumulative voting rights which means that the holders of more than 50% of shares voting for the election of Directors can elect all of the Directors if they choose to do so, and in such event, the holders of the remaining shares will not be able to elect any Directors. The Company's management or their affiliates own or have the right to vote 1,184,823 shares or approximately 77.9% of the outstanding Common Stock of the Company at September 15, 1996. The By-Laws of the Company require that only a majority of the issued and outstanding shares of Common Stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting. The Common Stock has no preemptive, subscription or conversion rights and is not redeemable by the Company.

PREFERRED STOCK

      The Company is authorized to issue 500,000 shares of Preferred Stock, par value $.001 per Share, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. As of the date hereof, no shares have been issued or are outstanding. The Preferred Stock is so-called "Blank Check" Preferred Stock, which means that the Board of Directors of the Company, in its sole discretion, will be able to issue the shares of Preferred Stock in one or more series of classes having such terms, designations and preferences as determined by the Board of Directors and without authorization or confirmation by the stockholders of the Company.

OPTIONS AND WARRANTS

      There are currently no outstanding warrants to purchase shares of Common Stock of the Company. However, warrants to purchase shares of Common Stock may be expected to be provided to key employees, members of management, directors, board of advisors, and consultants to the Company in the future.

      As of September 15, 1996, the Company granted incentive Plan Options to purchase an aggregate of 159,650 shares of Common Stock and non-qualified Plan Options to purchase an aggregate of 490,350 shares of Common Stock. Of the incentive Plan Options granted, options to purchase an aggregate of (i) 35,000 shares at $5.50 per Share through August 2, 2001 were granted, 17,500 of which vested on August 2, 1996, 8,750 of which vest on August 2, 1997, and 8,750 of which vest on August 2, 1998; (ii) options to purchase 81,750 at $5.00 per Share through August 2, 2006 were granted, 40,375 of which vest on August 2, 1996, 20,438 of which vest on August 2, 1997, 20,437 of which vest on August 2, 1998, 250 of which vest on August 2, 1999 and 250 of which vest on August 2, 2000;
(iii) options to purchase an aggregate of 12,500 Shares at $5.00 per Share through August 2, 2006, of which 3,125 vest on August 5, 1997, 3,125 vest on August 5, 1998, 3,125 vest on August 5, 1999 and 3,125 vest on August 5, 2000;
(iv) options to purchase an aggregate of 30,000 Shares at $15.00 per Share through August 2, 2006, 7,500 of which vest on August 5, 1997, 7,500 of which vest on August 5, 1998, 7,500 of which vest on August 5, 1999 and 7,500 of which vest on August 5, 2000; and (v) options to purchase an aggregate of 400 Shares at $5.00 per Share through September 9, 2006, 100 of which vest on September 9, 1997, 100 of which vest on September 9, 1998, 100 of which vest on September 9, 1999, and 100 of which vest on September 9, 2000.

      As of August 31, 1996, non-qualified options to purchase an aggregate of 490,350 shares were issued as follows: (i) options to purchase an aggregate of 25,000 Shares at $5.00 per Share through August 2, 2006 were granted to members of the Company's Board of Advisors of which an aggregate of 8,335 of which vested as of August 2, 1996, 8,335 of which shall vest on August 2, 1997 and 8,330 shall vest as of August 2, 1998; (ii) options to purchase an aggregate of 317,850 Shares were granted to consultants of the Company at $5.00 per Share through August 2, 1997; 108,500 of which vest on August 2, 1996, 9,350 of which vest on November 2, 1996, and 200,000 of which vest on January 1, 1997 (iii) options to purchase an aggregate of 67,500 Shares were issued to consultants of the Company at $15.00 per Share through August 2, 1997; 67,500 of which vest on August 2, 1996, and (iv) options to purchase an aggregate of 80,000 Shares were issued to Richard C. Ford, the Company's Chief Executive Officer, President, Chairman and a Director at $5.00 per Share, 40,000 of which vested as of August 2, 1996, 20,000 of which shall vest on August 2, 1997, and 20,000 of which shall vest on August 2, 1998.

CERTAIN RESTRICTIONS ON ACQUISITION OF THE COMPANY

      DELAWARE GENERAL CORPORATION LAW. The Delaware General Corporation Law contains a statute designed to provide Delaware corporations with protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporation Law ("Section 203"), among other things, prohibits the Company from engaging in certain business combinations (including a merger) with a person who is the beneficial owner of 15% or more of the Company's outstanding voting stock (an "Interested Stockholder") during the three-year period following the date such person became an Interested Stockholder. This restriction does not apply if (1) before such person became an Interested Stockholder, the Board of Directors approved the transaction in which the Interested Stockholder becomes an Interested Stockholder or approved the business combination; or (2) upon consummation of the transaction which resulted in the stockholder's becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors and officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation. At the present time, the Board of Directors does not intend to propose any such amendment.

      CERTAIN ANTI-TAKEOVER PROVISIONS IN THE CERTIFICATE OF INCORPORATION. While the Board of Directors of the Company is not aware of any effort that might be made to obtain control of the Company at the present time, the Board of Directors, as discussed below, believes that it is appropriate to include certain provisions as part of the Company's Certificate of Incorporation to protect the interests of the Company and its stockholders from hostile takeovers which the Board of Directors might conclude are not in the best interests of the Company or the Company's stockholders. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult.

      The following discussion is a general summary of certain provisions of the Company's Amended and Restate Certificate of Incorporation ("Certificate of Incorporation") of the Company which may be deemed to have such an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Certificate of Incorporation of the Company.

      BOARD OF DIRECTORS. Certain provisions of the Company's Certificate of Incorporation will impede changes in control of the Board of Directors of the Company. The Certificate of Incorporation provides that if the number of Directors exceeds six persons, the Board will be divided into three classes, as nearly equal in number as possible, which shall be elected for staggered three-year terms.

      A classified Board of Directors could make it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the Board of Directors. Since the terms of only one-third of the incumbent directors expire each year, it requires at least two annual elections for the stockholders to change a majority, whereas a majority of a non-classified board could be changed in one year. In the absence of the provisions of the Certificate of Incorporation classifying the Board, all of the directors would be elected each year. Management of the Company believes that the staggered election of directors tends to promote continuity of management because only one-third of the Board of Directors is subject to election each year. Staggered terms guarantee that in the ordinary course approximately two-thirds of the directors, or more, at any one time have had at least one year's experience as directors of the Company, and moderate the pace of change in the Board by extending the minimum time required to elect a majority of directors.

      The Certificate of Incorporation further provides that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a two-thirds vote of the directors then in office.

      STOCKHOLDER VOTE REQUIRED TO APPROVE BUSINESS COMBINATIONS WITH PRINCIPAL STOCKHOLDERS. The Company's Certificate of Incorporation requires the approval of the holders of (i) at least 66% of the Company's outstanding shares of voting stock, and (ii) at least a majority of the Company's outstanding shares of voting stock, not including shares held by a "Related Person," to approve certain "Business Combinations" as defined therein, and related transactions. Under Delaware law, absent this provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of the Company must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of the Common Stock. For a discussion of an exception to the majority approval requirement under Delaware law, see "Certain Restrictions on Acquisition of the Company-- Delaware General Corporation Law." The increased voting requirements in the Company's Certificate of Incorporation apply in connection with business combinations involving a "Related Person," except in cases where the proposed transaction has been approved in advance by two-thirds of those members of the Company's Board of Directors who (i) are unaffiliated with the Related Person and (ii) who were either (a) directors prior to the time when the Related Person became a Related Person or (b) a member of the Board of Directors on the effective date of the Certificate of Incorporation (the "Continuing Directors"). The term "Related Person" is defined to include any individual, corporation, partnership or other entity which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of Common Stock of the Company. A "Business Combination" is defined to include (i) any merger, reorganization, or consolidation of the Company with or into any Related Person; (ii) any sale, lease exchange, mortgage, transfer, or other disposition of all or a substantial part of the assets of the Company or of a subsidiary to any Related Person (the term "substantial part" is defined to include more than 25% of the Company's total assets); (iii) any merger or consolidation of a Related Person with or into the Company or a subsidiary of the Company; (iv) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a Related Person to the Company or a subsidiary of the Company; (v) the issuance of any securities of the Company or a subsidiary of the Company to a Related Person; (vi) the acquisition by the Company or a subsidiary of the Company of any securities of the Related Person; and (vii) any agreement, contract or other arrangement providing for any of the above transactions.

      RESTRICTIONS ON ACQUISITIONS OF SECURITIES. The Certificate of Incorporation provides that for a period of five years from the effective date of the initial registered public offering of the Company's common stock, no person may acquire, directly or indirectly, the beneficial ownership of more than 10% of any class of equity security of the Company, unless such offer or acquisition shall have been approved in advance by a two-thirds vote of the Company's Continuing Directors. This provision does not apply to any employee stock benefit plan of the Company. In addition, during such five-year period, no shares beneficially owned in violation of the foregoing percentage limitation, as determined by the Company's Board of Directors, shall be entitled to vote in connection with any matter submitted to stockholders for a vote. Additionally, the Certificate of Incorporation provides for further restrictions on voting rights of shares owned in excess of 10% of any class of equity security of the Company beyond five years after the initial registered public offering. Specifically, the Certificate of Incorporation provides that if, at any time after five years from the initial registered public offering, any person acquires the beneficial ownership of more than 10% of any class of equity security of the Company, then, with respect to each share voted in excess of 10%, the record holders of voting stock of the Company beneficially owned by such person shall be entitled to cast only one-hundredth of one vote with respect to each share voted in excess of 10% of the voting power of the outstanding shares of voting stock of the Company which such record holders would otherwise be entitled to cast without giving effect to the provision, and the aggregate voting power of such record holders shall be allocated proportionately among such record holders. An exception from the restriction is provided if the acquisition of more than 10% of the securities received the prior approval by a two-thirds vote of the Company's Continuing Directors. Under the Company's Certificate of Incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically. In order to prevent the imposition of such restrictions, the Board of Directors must take affirmative action approving in advance a particular offer to acquire such shares. Unless the Board took such affirmative action, the provision would operate to restrict the voting by beneficial owners of more than 10% of the Common Stock in a proxy contest.

      BOARD CONSIDERATION OF CERTAIN NONMONETARY FACTORS IN THE EVENT OF AN OFFER BY ANOTHER PARTY. The Certificate of Incorporation of the Company directs the Board of Directors, in evaluating a Business Combination or a tender or exchange offer, to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, certain specified factors and any other factors the Board deems relevant, including (i) the social and economic effects of the transaction on the Company and its subsidiaries, employees, customers, creditors and other elements of the communities in which the Company and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring party or parties; and (iii) the competence, experience and integrity of the acquiring party or parties and its or their management.

      One effect of this provision might be to encourage consultation by an offeror with the Board of Directors prior to or after commencing a tender offer in an attempt to prevent a contest from developing. This provision thus may strengthen the Board of Directors' position in dealing with any potential offeror which might attempt to effect a takeover of the Company. The provision will not make a Business Combination regarded by the Board of Directors as being in the interests of the Company more difficult to accomplish, but it will permit the Board of Directors to determine that a Business Combination or tender or exchange offer is not in the interests of the Company (and thus to oppose it) on the basis of various factors deemed relevant.

      AUTHORIZATION OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of up to 500,000 shares of preferred stock, which conceivably would represent an additional class of stock required to approve any proposed acquisition. The Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. Issuance of the preferred stock could adversely affect the relative voting rights of holders of the Common Stock. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board of Directors deems to be in the best interests of the Company and its stockholders. This preferred stock, none of which has been issued by the Company, together with authorized but unissued shares of Common Stock (the Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of Common Stock), also could represent additional capital required to be purchased by an acquiror.

      AMENDMENT OF BYLAWS. The Company's Certificate of Incorporation provides that the Company's Bylaws may be amended either by a two-thirds vote of the Company's Board of Directors or by the affirmative vote of the holders of not less than 66% of the outstanding shares of the Company's capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class). Absent this provision, Delaware law provides that a corporation's bylaws may be amended by the holders of a majority of a corporation's outstanding capital stock. The Company's Bylaws contain numerous provisions concerning the Company's governance, such as fixing the number of directors and determining the number of directors constituting a quorum. By reducing the ability of a potential corporate raider to make changes in the Company's Bylaws and to reduce the authority of the Board of Directors or impede its ability to manage the Company, this provision could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquiror.

      AMENDMENT OF CERTIFICATE OF INCORPORATION. The Company's Certificate of Incorporation provides that specified provisions contained in the Certificate of Incorporation may not be repealed, altered, amended or rescinded except upon the affirmative vote of not less than 66% of the outstanding shares of the Company's capital stock entitled to vote generally in the election of directors (considered for this purpose as a single class). This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by Delaware law for the repeal or amendment of a certificate provision. The specific provisions are those (i) governing the calling of special meetings, the absence of cumulative voting rights and the requirement that stockholder action be taken only at annual or special meetings, (ii) requiring written notice to the Company of nominations for the election of directors and new business proposals, (iii) governing the number of the Company's Board of Directors, the filling of vacancies on the Board of Directors and classification of the Board of Directors, (iv) providing the mechanism for removing directors, (v) limiting the acquisition of 10% or more of the capital stock of the Company (except, with the prior approval of the Continuing Directors of the Company), (vi) governing the requirement for the approval of certain Business Combinations involving a "Related Person," (vii) regarding the consideration of certain nonmonetary factors in the event of an offer by another party, (viii) providing for the indemnification of directors, officers, employees and agents of the Company,
(ix) pertaining to the elimination of the liability of the directors to the Company and its stockholders for monetary damages, with certain exceptions, for breach of fiduciary duty, and (x) governing the required stockholder vote for amending the Certificate of Incorporation or Bylaws of the Company. This provision is intended to prevent the holders of less than 66% of the outstanding stock of the Company from circumventing any of the foregoing provisions by amending the Certificate of Incorporation to delete or modify one of such provisions. This provision further provides that such repeal, alteration, amendment or rescission may be made by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (considered for this purpose as a single class) if the same is first approved by a majority of the Continuing Directors, as defined above.

      THE PURPOSE OF AND ANTI-TAKEOVER EFFECT OF THE COMPANY'S CERTIFICATE OF INCORPORATION. The Board of Directors of the Company and believes that the provisions described above reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. The Board of Directors of the Company believes these provisions are in the best interests of the Company and its stockholders. In the judgment of the Board of Directors of the Company, the Board is in the best position to consider all relevant factors and to negotiate for what is in the best interests of the stockholders and the Company's other constituents. Accordingly, the Boards of Directors of the Company believe that it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with the Company's Board of Directors and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts.

      An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders.

      Despite the belief of the Company as to the benefits to stockholders of these provisions of the Company's Certificate of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which the stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and management more difficult and may tend to stabilize the Company's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its stockholders, the Company may adopt additional Certificate of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Delaware corporation.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

      As of September 15, 1996, there were approximately 251 stockholders of record of the Company's Common Stock. The Company's Common Stock is not currently listed for trading.

      The transfer agent for the Company's Common Stock is Florida Atlantic Stock Transfer, Inc., 5701 N. Pine Island Road, Tamarac, Florida 33321.

      The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.     LEGAL PROCEEDINGS.

LEGAL PROCEEDINGS

Premo Litigation.

      On December 8, 1994, the Company, as exclusive licensee of two patents, (one which was granted in 1980 and one granted in 1990, both of which are used in connection with all of the Company's Products, except its new Element and oil flow meter Products and patents filed for Products by TF Purifiner, Ltd.) and Robert C. Malt, the patent owner, filed an action against Premo Lubrication Technologies, Inc. ("Premo") and Charles Borzarelli (collectively the "Defendants") in the United States District Court for the Southern District of Florida. The Company and Mr. Malt have alleged that the Defendants have infringed on one of its patents issued on October 14, 1980, and have manufactured and sold such devices (the other patent is no longer at issue). The Plaintiffs are seeking adjudication that (i) Defendants have willfully infringed this patent (and requesting damages for lost profits or, at a minimum, royalties together with an amount equal to three times these damages plus interest), (ii) Defendants be permanently enjoined from the making, using or selling the infringing oil reclamation devices and (iii) infringing devices in Defendants' possession be forfeited.

      The Defendants subsequently filed counterclaims, as amended, against Plaintiffs alleging that (i) the subject patents are unenforceable and, furthermore, (ii) that under certain legal doctrines the Plaintiffs are barred from asserting its claims. Additionally, the Defendants allege that the Company engaged in antitrust violations and various kinds of unfair trade practices and that the Company and certain of its employees have libeled the Defendant's business and unlawfully interfered with its business relationships. The case is scheduled for trial in November 1996 and management believes that it has meritorious defenses to all of the counterclaims and that the Company will eventually prevail in the litigation. However, there can be no assurance that the Company will prevail in the litigation, and if not, the outcome could have a material adverse effect on the Company's operations.

STOCKHOLDER LITIGATION.

      On August 26, 1994, the Company and its principal stockholder, Richard C. Ford ("Ford"), filed an action against the representatives of the Estate of Willard Taylor in the Circuit Court for the Seventeenth Judicial Circuit in Broward County, Florida. The suit sought a declaratory judgment essentially to confirm the validity of various issuance's of Common Stock to Ford and members of his family by the Company in 1994. Prior to the Common Stock issuances, the Company obtained an independent appraisal of the value of its Common Stock, and the Fords paid a purchase price consistent with that valuation. The representatives of the Estate of Willard Taylor have contested the validity of the Common Stock issuances and the constitution of the Board of Directors, and filed a counterclaim seeking to invalidate the issuances and the constitution of the Board of Directors, claiming a breach of fiduciary duty and requesting the appointment of a receiver.

      Additionally, in June 1995, the Estate demanded repayment of its advances to the Company in the amount of $502,026 (and $268,742 of advances made to T/F Systems, Inc. which have not been assumed by the Company pursuant to the purchase of assets of T/F Systems, Inc.), although no litigation related to this demand has been filed to date. Management of the Company believes that such advances are not currently due to the Estate and will contest the required time of repayment of such advances if any suit related thereto is commenced by the Estate. In a separate related action, the Estate is also seeking repayment of certain loans made to Richard C. Ford by Willard Taylor prior to Mr. Taylor's death in the principal amount of $508,250 which, in turn, were also advanced to the Company by Ford.

      The ultimate outcome of this litigation and demand for the repayment of the stockholder loans cannot currently be determined. However, management believes it has meritorious defenses to the counterclaims and current demand for repayment, and will eventually prevail in its declaratory action and that the repayment of loans would not result in the current payment of such amounts. However, in the event an unfavorable outcome against the companies is rendered in this litigation, the possible remedies may include the redistribution and rescission of certain stock transactions with the Ford family, and possible reconstitution of the Board of Directors. Based upon the initial pleadings by defendants, it does not appear that a sizable judgment against the companies for money damages is presently being sought by the Taylor representatives. Any judgment for money damages, based upon the pleadings filed thus far, would conceivably be against Richard C. Ford, individually.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

            Not Applicable.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

      On June 15, 1995, the Company undertook a 100 for one (100:1) forward stock split of its Common Stock (the "1995 Forward Split") and on July 1, 1996, the Company effected a fifty-seven for one (57:1) forward stock split of its Common Stock (the "1996 Forward Split"). All figures set forth below give effect to the 1995 Forward Split and the 1996 Forward Split.

      On February 10, 1994, the Company issued 5700 shares of Common Stock to Richard C. Ford in exchange for convertible notes in the amount of $1,750. The issuance of the share was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act") pursuant to Section 4(2) of the Act.

      On June 2, 1994, the Company issued 535,800 shares of Common Stock to Richard C. Ford in exchange for convertible notes in the amount of $164,500. The issuance of such shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

      On August 12, 1994, the Registrant issued 62,700 shares, 62,700 shares and 62,700 shares of Common Stock to Richard J. Ford (the Vice President of the Company), Jennifer D. Ford and Traci M. Ford, respectively in exchange for convertible notes in the amount of $19,250, $19,250 and $19,250, respectively. The issuance of such Shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act. Richard J. Ford, Jennifer D. Ford and Traci M. Ford are the children of Richard C. Ford, the Company's President and Chief Executive Officer.

      On December 7, 1994, the Company issued 45,600 shares, 45,600 shares and 45,600 shares of Common Stock to Richard J. Ford (the Vice President of the Company), Jennifer D. Ford and Traci M. Ford respectively in exchange for convertible notes in the amount of $14,000, $14,000 and $14,000, respectively. The issuance of such Shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

      On June 5, 1995, the Company issued 11,400 shares and 11,400 shares of Common Stock to an employee of the Company and to Catherine Ford, respectively, in exchange for promissory notes and cash of $3,501, and $3,501, respectively. The issuance of such Shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act. Mrs. Ford is the wife of Richard C. Ford, the Company's President and Chief Executive Officer.

      Between approximately March 20, 1996 and May 16, 1996, the Company issued an aggregate of 157,377 shares of Common Stock to investors in the offering of the Company's Common Stock in reliance on Rule 506 of Regulation D of the Act whereby the Company sold its securities to twelve accredited investors. In addition, each of the investors was provided with information and had access to relevant additional information concerning the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to the exemption set forth under Section 4(2) and Rule 506 of the Act. The Company received proceeds of $594,000 from this private offering.

      On May 20, 1996, the Company issued 7,239 shares and 29,070 shares to Robert Meyer (an employee of the Company) and Byron Lefebvre (a director and employee of the Company), respectively, in exchange for all of the outstanding shares of D.B. Filters, Inc. D.B. Filters, Inc.'s only material assets are certain future royalty rights and limited North American filter Element manufacturing rights. These securities were issued pursuant to Section 4(2) of the Securities Act.

      On June 15, 1995 and July 1, 1996, pursuant to recapitalizations effected by amendments to the Articles of Incorporation, the Company issued an aggregate of 1,310,886 shares of Common Stock to it its existing stockholders in exchange for all issued and outstanding Common Stock. The issuance of such shares pursuant to the recapitalization was exempt from the registration requirements of the Act pursuant to Section 3(A)(9) of the Act.

      Between July 15 and August 19, 1996, the Company sold, in compliance with the conditions of Rule 504 under Regulation D of the Act, an aggregate of 81,200 shares and received proceeds of $406,000, pursuant to the Company's sale of Common Stock at $5.00 per Share.

      On July 31, 1996, the Company issued 5,000 shares of Common Stock to Atlas, Pearlman, Trop & Borkson, P.A., special securities counsel, in consideration for certain professional services performed by them on behalf of the Company, pursuant to Section 4(2) of the Securities Act.

      On August 1, 1996, the Company issued 100,405 shares of Common Stock to Richard C. Ford, the Chief Executive Officer, President, Chairman and a director of the Company, in exchange for retirement of debt in the amount $502,026 due to Mr. Ford by the Company.

The securities were issued pursuant to Section 4(2) of the Securities Act. On July 31, 1996, the Company issued 19,908 shares of Common Stock to Larry Freedman, an employee of the Company, in exchange for retirement of debt in the amount of $99,540 due to Mr. Freedman by the Company. The securities were issued pursuant to Section 4(2) of the Securities Act.

      Between August 2, 1996 and September 9, 1996, the Company issued an aggregate of 159,650 incentive Plan Options to employees of the Company at exercise prices ranging from $5.00 per Share to $15.00 per Share and for exercise periods ranging from five years from the date of issuance to ten years from the date of issuance.

      Between August 2, 1996 and August 5, 1996, the Company issued an aggregate of 490,350 non-qualified Plan Options to members of its Advisory Board, its President, and pursuant to certain consulting agreements at exercise prices ranging from $5.00 per Share to $15.00 per Share and for exercise periods ranging from one year to ten years.

      On August 3, 1996, the Company issued an aggregate of 895 shares of Common Stock to employees, distributors, customers, manufacturer's representatives and their families in recognition and appreciation of prior contributions made to the Company during the Company's formative stage. No sale was involved in connection with this transaction.

      On August 3, 1996, the Company issued 2,000 shares of Common Stock to American Oceans Campaign, a not-for-profit corporation, as a contribution . This contribution was made in recognition of the support provided by this organization to the Company's products in community segments concerned with the promotion of the environment. American Oceans Campaign seeks to promote products and services in the public and private sectors which it believes contribute to the betterment of the environment. While the Company is under no obligation to make such donation, it supports the effects of the American Oceans Campaign, whose policy goals coincide with the perceived benefits to be derived from the application of the Company's products. No sale was involved in the issuance of the shares to American Oceans Campaign.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Article X of the Company's Amended and Restated Certificate of Incorporation provide for indemnification of officers and directors. The specific provision of the Amended and Restated Certificate of Amendment related to such indemnification is as follows:

      A. PERSONS. The Corporation shall indemnify, to the extent provided in paragraphs B, D or F:

            (1) any person who is or was a director, officer, employee, or agent of the Corporation; and

            (2) any person who serves or served at the Corporation's request as a director, officer, employee, agent, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise.

      B. EXTENT -- DERIVATIVE SUITS. In case of a threatened, pending or completed action or suit by or in the right of the Corporation against a person named in paragraph A by reason of his holding a position named in paragraph A, the Corporation shall indemnify him if he satisfied the standard in paragraph C, for expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred by him in connection with the defense or settlement of the action or suit.

      C. STANDARD -- DERIVATIVE SUITS. In case of a threatened, pending or completed action or suit by or in the right of the Corporation, a person named in paragraph A shall be indemnified only if:

            (1)   he is successful on the merits or otherwise; or

            (2) he acted in good faith in the transaction which is the subject of the suit or action, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, including, but not limited to, the taking of any and all actions in connection with the Corporation's response to any tender offer or any offer or proposal of another party to engage in a Business Combination and approved by the Board of Directors. However, he shall not be indemnified in respect of any claim, issue or matter as to which he has been adjudged liable to the Corporation unless (and only to the extent that) the court in which the suit was brought shall determine, upon application, that despite the adjudication but in view of all the circumstances, he is fairly and reasonably entitled to indemnity for such expenses a the court shall deem proper.

      D. EXTENT -- NONDERIVATIVE SUITS. In case of a threatened, pending or completed suit, action or proceeding (whether civil, criminal, administrative or investigative), other than a suit by or in the right of the Corporation, together hereafter referred to as a Nonderivative suit, against a person named in paragraph A by reason of his holding a position named in paragraph A, the Corporation shall indemnify him if he satisfied the standard in paragraph E, for amounts actually and reasonably incurred by him in connection with the defense or settlement of the nonderivative suit, including, but not limited to (i) expenses (including attorneys' fees), (ii) amounts paid in settlement, (iii) judgments, and (iv) fines.

      E. STANDARD -- NONDERIVATIVE SUITS. In case of a nonderivative suit, a person named in paragraph A shall be indemnified only if:

            (1)   he is successful on the merits or otherwise; or

            (2) he acted in good faith in the transaction which is the subject of the nonderivative suit and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, including, but not limited to, the taking of any and all actions in connection with the Corporation's response to any tender offer or any offer or proposal of another party to engage in a Business Combination not approved by the Board of Directors and, with respect to any criminal actions or proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a nonderivative suit by judgment, order, settlement, conviction, or upon a plea of no lo contendere or its equivalent shall not, in itself, create a presumption that the person failed to satisfy the standard of this subparagraph E(2).

      F. DETERMINATION THAT STANDARD HAS BEEN MET. A determination that the standard of paragraph C or E has been satisfied may be made by a court, or, except as stated in subpara- graph C(2) (second sentence), the determination may be made by:

            (1) the Board of Directors by a majority vote of a quorum consisting of directors of the Corporation who were not parties to the action, suit or proceeding; or

            (2) independent legal counsel (appointed by a majority of the disinterested directors of the Corporation, whether or not a quorum) in a written opinion; or

            (3)   the stockholders of the Corporation.

      G.    PRORATION.   Anyone  making  a  determination  under paragraph F may
determine that a person has met the standard as to some matters but not as to others, and may reasonably prorate amounts to be indemnified.

      H. ADVANCE PAYMENT. The Corporation shall pay in advance any expenses (including attorneys' fees) which may become subject to indemnification under paragraphs A through G if:

            (1)   the Board of Directors authorizes the specific payment; and

            (2) the person receiving the payment undertakes in writing to repay the same if it is ultimately determined that he is not entitled to indemnification by the Corporation under paragraphs A through G.

      I. NONEXCLUSIVE. The indemnification and advance payment of expenses provided by paragraphs A through H shall not be exclusive of any other rights to which a person may be entitled by law, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

      J. CONTINUATION. The indemnification provided by this Article X shall be deemed to be a contract between the Corporation and the persons entitled to indemnification thereunder, and any repeal or modification of this Article X shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts. The indemnification and advance payment provided by paragraphs A through H shall continue as to a person who has ceased to hold a position named in paragraph A and shall inure to his heirs, executors and administrators.

      K. INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who holds or who has held any position named in paragraph A, against any liability incurred by him in any such position, or arising out of his status as such, whether or not the Corporation would have power to indemnify him against such liability under paragraphs A through H.

      L. INTENTION AND SAVINGS CLAUSE. It is the intention of this Article X to provide for indemnification to the fullest extent permitted by the General Corporation Law of the State of Delaware, and this Article X shall be interpreted accordingly. If this Article X or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee, and agent of the Corporation as to costs, charges, and expenses (including attorneys' fees), judgments, fines, and amounts paid in settle with respect to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including an action by or in the right of the Corporation to the full extent permitted by any applicable portion of this Article X that shall not have been invalidated and to the full extent permitted by applicable law. If the General Corporation Law of the State of Delaware is amended, or other Delaware law is enacted, to permit further or additional indemnification of the persons defined in this Article X A, then the indemnification of such persons shall be to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended, or such other Delaware law.

      Article XI of the Company's Amended and Restated Article of Incorporation sets forth the limitations on directors" liability as follows:

      A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware or other Delaware law is amended or enacted after the date of filing of this Certificate to further eliminate or limit the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended, or such other Delaware law. Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

      The above indemnification provisions notwithstanding, the Company is aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

                                    PART F/S

      The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS

      The following audited Financial Statements for the Company, include the audited balance sheet at December 31, 1995 and the related audited statements of operations, changes in capital deficiency and cash flows for each of the years in the two year period ended December 31, 1995, and the unaudited balance sheet at June 30, 1996. The following audited Financial Statements for the Company also include the related unaudited statements of operations, changes in capital deficiency, and cash flows for each of the six months ended June 30, 1996 and June 30, 1995.

                               T/F Purifiner, Inc.

                                    Contents





                                                                             Page

Report of Independent Auditors................................................F-2

Audited  Financial Statements

Balance Sheet as of December 31, 1995.........................................F-3
Statements of Operations for the years ended December 31, 1994 and 1995.......F-4
Statements of Changes in Capital Deficiency for the years ended
      December 31, 1994 and 1995..............................................F-5
Statements of Cash Flows for the years ended December 31, 1994 and 1995.......F-6
Notes to  Financial Statements................................................F-7


                         Report of Independent Auditors

Board of Directors and Shareholders
T/F Purifiner, Inc.


We have audited the accompanying balance sheet of T/F Purifiner, Inc. as at December 31, 1995, and the related statements of operations, changes in capital deficiency and cash flows for each of the years in the two-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of T/F Purifiner, Inc. as at December 31, 1995 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has sustained recurring operating losses, a working capital deficiency, negative cash flows from operating activities and a stockholders' capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this undertainty.

/s/Richard A. Eisner & Company, LLP

New York, New York
May 24, 1996

With respect to Note 5
July 1, 1996

                               T/F Purifiner, Inc.
                                  Balance Sheet
                                December 31, 1995

Assets
Current assets:
  Cash                                                              $    31,732
  Trade accounts receivable, net of allowance for doubtful
   accounts of $3,100                                                    84,122
  Inventories                                                           169,627
  Prepaid expenses and other current assets                               7,949
                                                                    -----------
Total current assets                                                    293,430

Property and equipment, net                                              94,616
Patents and trademarks, net of $6,377 of accumulated
   amortization                                                         112,516
Other assets                                                             19,100
                                                                    -----------
                                                                    $   519,662
                                                                    ===========
Liabilities and capital deficiency Current liabilities:
  Accounts payable - trade                                          $   163,657
  Accrued expenses                                                      165,358
  Customer deposits and other                                           149,487
  Note payable - related party                                          101,804
  Accrued interest and other payables - related parties                  61,663
  Current portion of note payable and capital lease obligation            8,339
  Shareholder loans                                                     537,239
                                                                    -----------
Total current liabilities                                             1,187,547

Note payable and capital lease obligation                                13,994
Other note payable and accrued interest                                 211,835
Deferred rent                                                            22,293
Liability to equity investee                                             33,105
Shareholder loans                                                       502,026
                                                                    -----------
Total liabilities                                                     1,970,800

Commitments and contingencies

Capital deficiency:
  Common Stock, $.001 par value, 20,000,000 shares authorized,
     1,117,200 shares issued and outstanding                              1,117
  Additional paid-in-capital                                            962,375
  Accumulated deficit                                                (2,407,630)
  Subscription receivables                                               (7,000)
                                                                    -----------
                                                                     (1,451,138)
                                                                    -----------
                                                                    $   519,662
                                                                    ===========
See accompanying notes to financial statements

                               T/F Purifiner, Inc.

                            Statements of Operations

                     Years ended December 31, 1994 and 1995


                                                         1994            1995
                                                         ----            ----

Net sales                                           $ 1,038,960     $ 1,480,037
Cost of sales                                           480,834         712,714
                                                    -----------     -----------
Gross profit                                            558,126         767,323

Operating expenses:
  Selling                                               477,470         616,569
  General and administrative                            491,094         531,646
                                                    -----------     -----------
                                                        968,564       1,148,215
                                                    -----------     -----------
Operating loss                                         (410,438)       (380,892)

Other expenses:
  Interest expense                                       (9,952)        (28,915)
  Other                                                  (3,807)           --
                                                    -----------     -----------

Net loss                                            $  (424,197)    $  (409,807)
                                                    ===========     ===========

Loss per common share                               $      (.68)    $      (.37)
                                                    ===========     ===========

Weighted average common shares outstanding              628,311       1,107,510
                                                    ===========     ===========


See accompanying notes to financial statements.

                               T/F Purifiner, Inc.

                              Statements of Changes
                              in Capital Deficiency

                                             Common Stock          Additional
Total
                                          ------------------        Paid-In-    Accumulated
Subscription  Capital
                                          Shares       Amount       Capital       Deficit
Receivables  Deficiency
                                        ---------------------------------------------------------------
--------------
Balance at January 1, 1994                228,000    $    228   $   559,256    $(1,573,626)   $    --
$(1,014,142)

Transaction by TFS - pooled company          --           --        133,000           --           --
133,000

Conversion of shareholder
  and related party loans                 866,400         866       265,134           --           --
266,000

Net loss                                     --           --          --          (424,197)        --
(424,197)
                                        ---------------------------------------------------------------
--------------

Balance at December 31, 1994            1,094,400       1,094       957,390     (1,997,823)        --
(1,039,339)

Issuance of common stock,
  net of issuance costs                    22,800          23         4,985           --        (7,000)
(1,992)

Net loss                                     --           --            --        (409,807)        --
(409,807)
                                        ---------------------------------------------------------------
--------------
Balance at December 31, 1995            1,117,200    $  1,117   $   962,375    $(2,407,630)   $ (7,000)
$(1,451,138)

=============================================================================


See accompanying notes to financial statements.

                               T/F Purifiner, Inc.
                            Statements of Cash Flows
                     Years ended December 31, 1994 and 1995

                                                                 1994         1995
                                                                 ----         ----
Operating activities
Net loss                                                      $(424,197)   $(409,807)
Adjustments to reconcile net loss to net cash
  used in operating activities:
    Amortization                                                  1,122        5,255
    Depreciation and amortization of property and equipment      19,695       25,823
    Loss on disposal of equipment                                 2,831         --
    Changes in operating assets and liabilities:
      Trade accounts receivable, net                            (17,785)     (26,490)
      Inventories                                               113,962      (12,729)
      Prepaid expenses and other current assets                 (13,688)       8,839
      Other assets                                                 (700)     (15,300)
      Accounts payable - trade                                  (66,513)      27,648
      Accrued expenses                                           43,787       76,051
      Customer deposits and other                                39,750       86,572
      Accrued interest and other payables - related parties       9,186       52,477
      Deferred rent                                              18,334        3,959
                                                              ---------    ---------
Net cash used in operating activities                          (274,216)    (177,702)

Investing activities
Patents and trademarks                                          (26,694)     (92,199)
Purchases of property and equipment                             (66,057)     (16,302)
                                                              ---------    ---------
Net cash used in investing activities                           (92,751)    (108,501)

Financing activities
Payment of issuance costs                                          --         (1,992)
Proceeds from notes payable                                       9,867      495,000
Payment on notes payable and capital lease obligation            (3,054)    (199,676)
Proceeds from shareholder loans                                 462,614       75,500
Payment on shareholder loans                                   (118,400)     (85,000)
Borrowing from investee                                            --         51,340
Repayment to investee                                              --        (18,235)
                                                              ---------    ---------
Net cash provided by financing activities                       351,027      316,937
                                                              ---------    ---------
(Decrease) increase in cash                                     (15,940)      30,734
Cash balance at beginning of year                                16,938          998
                                                              ---------    ---------
Cash balance at end of year                                   $     998    $  31,732
                                                              =========    =========
Cash paid for interest                                        $     766    $  13,052
                                                              =========    =========

During 1994 and 1995, the Company entered into capital lease obligations in the amounts of approximately $20,000 and $2,000, respectively. See Notes 4 and 5 for description of issuance's of Common Stock.

See accompanying notes to financial statements.

                               T/F Purifiner, Inc.
                          Notes to Financial Statements
                           December 31, 1994 and 1995

1.   The Company and Summary of Significant Accounting Policies

The Company

T/F Purifiner Inc. ("TFP" or the "Company"), a Delaware corporation, is engaged in the manufacturing, distribution and sale of electric mobile oil purification systems under the trademark "Purifiner" (See Note 11).

The Company holds the exclusive worldwide manufacturing and marketing rights for the Purifiner products pursuant to various patents (see Note 8). Additionally, TFP is the owner of pending patents for an improved filtration system and filter element.

The Company has incurred recurring losses from operations since inception, which has resulted in cash flow difficulties and the continuing need for additional financing. These factors raise substantial doubt about the Company's ability to continue as a going concern. In order to continue as a going concern, the Company must obtain additional financing, which it is endeavoring to do through the issuance of additional securities.

The Company expects that the net proceeds from the proposed issuances will be sufficient for the Company to operate for at least the next twelve months. However, there is no assurance that the Company can complete these proposed issuances or that it can obtain adequate additional financing from other sources or that profitable operations can be sustained. The financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Sales are recognized upon shipment. Cash received by the Company prior to shipment is recorded as a customer deposit. Sales are made to certain customers

                               T/F Purifiner, Inc.
                    Notes to Financial Statements (continued)

1.   The Company and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

under terms allowing certain limited rights of return and other limited product and performance warranties for which no provision has been made in the accompanying financial statements. Management believes, based on past experience and future expectations, that such limited return rights and warranties will not have a material adverse effect on the Company's financial statements.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the useful lives of the improvement or the term of the related lease. The estimated useful lives of property and equipment is 5 years.

Patents and Trademarks

Patents and trademarks are stated at cost, including legal costs incurred to defend patent rights, and are amortized using the straight-line method over 10 to 15 years.

Engineering and Development

In 1994 and 1995, engineering and development expenses were approximately $55,000 and $61,000, respectively, and are expensed as incurred.

Impact of Recently Issued Accounting Standards

The Company has adopted the provisions of Financial Accounting Standards Board Statement ("FASB") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in the first quarter of 1996. FASB 121 requires impairment losses to be recorded on long-lived assets (i.e.: property and equipment and patent and trademarks) used in operations when impairment indicators are present and undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. Based on current circumstances, the adoption of FASB 121 will not have a material effect on the Company's financial statements.

                                 T/F Purifiner, Inc.
                    Notes to Financial Statements (continued)

1.   The Company and Summary of Significant Accounting Policies (continued)

Impact of Recently Issued Accounting Standards (continued)

In October 1995, FASB No. 123 was issued which introduces a preferable fair-value based method of accounting for stock-based compensation to employees and for stock-based arrangements with non-employees. At a minimum, the new Statement expands required disclosures of stock-based compensation arrangements with employees and encourages, but does not require, application of the fair-value recognition provisions in the Statement for stock-based compensation to employees. The Company anticipates no material effect on its financial position or results of operations from this new standard which will become effective in 1996 and will continue to follow the existing accounting standards for these types of plans.

Credit Risk

The Company  minimizes the  concentration of credit risk associated with cash by
maintaining  its  cash  with  a  high  quality   federally   insured   financial
institution.

The Company performs ongoing evaluations of its significant trade accounts receivable customers and generally does not require collateral. An allowance for doubtful accounts is maintained against trade accounts receivable at levels which management believes are sufficient to cover potential credit losses. (See
Note 10.)

Loss per Share

Loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during each period.

Income Taxes

The Company has elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code ("IRC"). Accordingly, its taxable income or loss is includable in the current taxable income of its shareholders, and no federal or

                              T/F Purifiner, Inc.
                    Notes to Financial Statements (continued)

1.   The Company and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

state income tax provision or benefit has been recorded in the accompanying financial statements. The differences between financial statement loss and taxable loss related primarily to the treatment of the gain recognized for tax purposes upon the acquisition of TF Systems, Inc. and the timing of the deductibility of certain related party accrued expenses. At December 31, 1995, the Company's tax basis in its inventories and manufacturing rights acquired from TF Systems, Inc. were approximately $215,000 in excess of their financial statement basis.

If the Company had been subject to corporate income taxes for 1994 and 1995, it would not have recorded any income tax expense or benefit in its statements of operations. On April 1, 1996, the Company ceased to qualify under Subchapter S of the IRC and, accordingly, is subject to corporate income taxes commencing April 1, 1996.

2.   Inventories

At December 31, 1995, inventories consist of the following:


                  Raw materials                                 $99,611
                  Finished goods                                 57,819
                  Supplies                                       12,197
                                                             ----------
                                                               $169,627
                                                             ==========

3.   Property and Equipment

At December 31, 1995, property and equipment consists of the following:

                  Machinery and equipment                      $130,415
                  Furniture and fixtures                         23,007
                  Leasehold improvements                         30,030
                                                             ----------
                                                                183,452
                  Less accumulated depreciation and
                      amortization                              (88,836)
                                                             ----------
                                                              $  94,616
                                                             ==========

                               T/F Purifiner, Inc.
                    Notes to Financial Statements (continued)

3.   Property and Equipment (continued)

At December 31, 1995, machinery and equipment includes approximately $22,000 of equipment held under a capital lease with related accumulated amortization of approximately $6,200.

4.   Shareholder Loans

At  December  31,  1995,  the  Company had a total of  $1,004,052  of  unsecured noninterest bearing shareholder loans payable equally to its principal shareholder and the estate of a former shareholder. There are no stated due dates for these shareholder loans. During 1994, the Company and its principal shareholder instituted legal action against the estate of a former 50% owner of the Company. This litigation sought a declaratory judgment approving the dilution of the Estate's interest in the Company from 50% to approximately 10% as a result of the issuance of additional Common Stock in 1994 to the principal shareholder and his children. Subsequently, the beneficiaries of the estate filed counterclaims against the Company and its principal shareholder and his children seeking declaratory relief, cancellation of additional stock issuances by the Company, an injunction against further issuances, appointment of a receiver and damages against Ford individually. In June 1995, the estate demanded repayment of the shareholder loans due to the estate ($502,026 at December 31, 1995). The ultimate outcome of this litigation and demand for the repayment of the shareholder loans cannot currently be determined, however, management believes it has meritous defenses to the counterclaims and current demand for repayment and would eventually prevail in its declaratory action and that the repayment of loans would not result in the current payment of such amounts. However, in the event an unfavorable outcome against the Company is rendered, the possible remedy will include the redistribution and rescission of certain stock transactions with the Ford family. Such loans have been classified as current in the accompanying balance sheet. The principal shareholder has agreed not to demand repayment of his loans in the amount of $502,026 prior to April 1, 1997 and, accordingly, such loans have been classified as long-term in the accompanying balance sheet.

At December 31, 1995, the Company had a total of $35,213 of unsecured loans due to its principal shareholder bearing interest at 10% per annum. These loans were repaid in April 1996. During 1994 and 1995, the Company incurred approximately $9,000 and $4,000, respectively, of interest expense related to these loans.

                               T/F Purifiner, Inc.
                    Notes to Financial Statements (continued)

4.   Shareholder Loans (continued)

During 1994, $266,000 of outstanding convertible notes payable were converted by the principal shareholder and his children into 866,400 shares of T/F Purifiner, Inc. Common Stock based upon the estimated fair value of such Common Stock.

At December 31, 1995, the Company had outstanding notes payable to a shareholder of $101,804, which bear interest at 10% per annum ($9,711 in 1995) and are collateralized by substantially all the assets of the Company. The notes are a primary obligation of the principal shareholder and are due on demand.

5.   Common Stock

In June 1995, pursuant to agreements entered into on December 15, 1994, TFP issued an aggregate of 22,800 shares of its Common Stock to two employees, one of which is related to the principal shareholder, for their estimated fair value at December 15, 1994 of $7,000. The Company agreed to provide additional compensation, including the effect of tax consequences, to such parties in order for them to repay the subscription receivables, prior to their December 31, 1996 due date. On June 6, 1995, the Board of Directors of the Company approved an increase in authorized shares from 2,000 to 100,000, approved a change in the par value of Common Stock from no par value to $.01 par value, and approved a 100 to 1 stock split.

On July 1, 1996, the Board of Directors of the Company approved an increase in authorized Common Stock from 100,000 to 20,000,000, approved a change in the par value of Common Stock from $.01 par value to $.001 par value and approved a 57 to 1 stock split distribution for common shareholders of record on such date. All share and per share data presented in the accompanying financial statements have been restated to reflect the above actions.

6.   Leases

In August 1993, TFP entered into a five-year noncancelable operating lease agreement, as amended, for the Company's manufacturing, warehouse and office facilities. The lease commenced on April 1, 1994, with payments commencing on July 1, 1994 and increasing lease payments over the second through fourth years of its term. The Company has accounted for these lease payments related to this facility using the straight-line method over the term of this lease and recorded a deferred rent payable. At December 31, 1995, the schedule of future minimum lease payments under this lease is as follows:

                              T/F Purifiner, Inc.
                    Notes to Financial Statements (continued)

6.   Leases (continued)

         1996                                                      $78,000
         1997                                                       85,000
         1998                                                       87,000
         1999                                                       22,000
                                                                 ---------
                                                                  $272,000
                                                                 =========

Total rent expense was approximately $53,000 and $75,000 for 1994 and 1995, respectively.

In December 1994 and February 1995, the Company also entered into a four year lease obligation for certain office equipment which has been accounted for as a capital lease. At December 31, 1995, future minimum commitments under this noncancelable capital lease are as follows:

         1996                                                      $7,114
         1997                                                       7,114
         1998                                                       7,114
         1999                                                       1,779
                                                                ---------

         Total minimum lease payments                              23,121

         Less amount representing interest at 12%                  (4,781)
         Present value of minimum lease payments                ---------
             ($5,520 due in 1996)                               $  18,340
                                                                =========


7.   Notes Payable

At  December  31,  1995,   the  Company  has  an   outstanding   note   payable,
collateralized by certain equipment, in the amount of $3,993. This note bears interest at 6.75% per annum and is due in monthly installments of principal and interest of $265 through 1997.

At December 31, 1995, the Company has an outstanding note payable, collateralized by a partial interest in any future dividends from its joint venture established in 1996 (see Note 13), in the amount of $200,000 plus $11,835 of accrued interest. The note bears interest at 10% per annum and both principal and interest are due on January 15, 1997. This note is also a primary obligation of the principal shareholder.

                               TF Purifiner, Inc.
                    Notes to Financial Statements (continued)

8.   Royalties

In connection with the Company being granted worldwide manufacturing and marketing rights for certain of the Purifiner products in 1990, a royalty agreement was entered into, the term of which mirrors the life of the related patents or any improvements thereto. Pursuant to the royalty agreement, the owner of the patents will receive 5% of the units net sale price, as defined, of all covered Purifiner products, as defined. Additionally, 1% of the net sales price of replacement oil filter elements will be paid as a royalty for the use of the Purifiner U.S.
trademark.

In May 1994, the Company and the patent owner entered into a settlement agreement relating to the appropriate method of calculating and disbursing both future and retrospective royalties. As a result of this agreement, the patent owner is entitled to a minimum annual royalty of $24,000, payable in monthly installments of $2,000. The monthly royalty may exceed, but never be less than $2,000, unless the current calendar year monthly average is more than $2,000.
Royalty expense for 1994 and 1995 was approximately $44,000 and $49,000, respectively.

9.   Contingencies

During 1995, the Company commenced a patent infringement case against a competitor. The competitor subsequently asserted certain counterclaims against the Company and certain of its employees. The ultimate outcome of these counterclaims cannot currently be determined at this time but the Company believes it has meritious defenses and will eventually prevail in these actions.

In April 1996, the Company became a party to an action filed by a former independent contractor claiming certain commissions and other damages due him pursuant to an agreement. Pursuant to the agreement, the Company is seeking to resolve this case through arbitration and, although the ultimate outcome of this matter cannot be determined at this time, the Company believes it has meritious defenses and will eventually prevail in this matter.

10.   Major Customers and Export Sales

The Company currently operates in a single business segment and its products are electric mobile oil purification systems, substantially all of which are sold to distributors and end users for use on transportation vehicles. This could unfavorably affect the Company's overall exposure to credit risk in as much as these customers could be affected by similar economic or other conditions.

During 1995, six customers accounted for approximately 36% of the Company's net sales, one of which accounted for approximately 14% of this amount. In 1995, export sales aggregated approximately $821,000 in geographic regions as follows:

                               T/F Purifiner, Inc.
                    Notes to Financial Statements (continued)

10.   Major Customers and Export Sales (continued)

South American ($343,000), European ($241,000), Asia/Pacific ($207,000) and others ($30,000). During 1994, six customers accounted for approximately 36% of the Company's net sales, none of which was in excess of 10%. In 1994, export sales amounted to approximately $503,000 in geographic regions as follows: South American ($276,000), European ($27,000), Asia/Pacific ($178,000) and others ($22,000). The loss of business from one or a combination of the Company's significant customers could adversely effect its operations. During 1994 and 1995, the Company had net sales of approximately $91,000 and $8,400 to an affiliate of a minority shareholder.

11.  Acquisition of T/F Systems, Inc.

On December 31, 1995, TFP purchased all the operating assets and assumed all the operating liabilities for T/F Systems, Inc. ("TFS"), except for TFS's shareholder loans of $537,484, and TFS's assets and liabilities related to an ongoing litigation matter. TFP assigned all its rights and interests to such litigation matter in return for TFS's net operating assets. During 1994, $133,000 of outstanding convertible notes payable due to the principal shareholder and his children were converted into TFS equity and, accordingly, such amount is included in the accompanying 1994 statement of changes in capital deficiency as a TFS equity transaction. This transaction has been accounted for in a manner similar to a pooling-of-interests and, accordingly, all financial statements have been retroactively restated to include the acquired assets, liabilities and operations of TFS, except as stated above. Both TFP and TFS were under common control and have the same shareholders.

Prior to this acquisition, TFS owned the exclusive manufacturing rights for the Purifiner products and TFP held the marketing rights which were granted to TFP by TFS. TFS's only revenues were sales of product to TFP which have been eliminated in accounting for this acquisition. The net losses of TFP and TFS's acquired operations for 1994 were $351,691 and $72,506, respectively, for an aggregate net loss of $424,197.

12.   Financial Instruments

At December 31, 1995, the carrying amounts and estimated fair values of the Company's financial instruments which consist of debt, excluding capital leases and $502,026 of shareholder loans, approximated $844,000 due to the short-term maturity and interest rates of these instruments. Due to the nature of the noninterest bearing current shareholder loans of $502,026, the Company is unable to determine its fair value (See Note 4).

                               T/F Purifiner, Inc.
                    Notes to Financial Statements (continued)

13.  Subsequent Events

Effective January 1, 1996, the Company entered into a joint venture agreement whereby such venture, TF Purifiner Ltd. ("Ltd"), will sell and distribute the Company's product in Europe, the Middle East and certain African countries. The Company has an approximate 45% interest in Ltd's operations (50% voting interest) and will account for Ltd using the equity method. The Company is not required to fund Ltd and will sell product to Ltd until such time as Ltd decides to exercise its rights under the agreement to manufacture the Company's products. Ltd was initially capitalized with approximately $88,000 provided by one of its shareholders. In December 1995, Ltd advanced the Company approximately $51,000 to be used to fund certain patent and trademark filings for the venture's exclusive territory. At December 31, 1995, $33,105 remained unexpended. During 1995, the Company had sales of approximately $85,000 to one of Ltd's shareholders, prior to forming this venture, at negotiated prices, and $14,011 of such amount was included in trade accounts receivable at December 31, 1995.

Subsequent to December 31, 1995, the Company sold 157,377 shares of its Common Stock for $594,000. The subscription agreements provide that if the Company has not registered any amount of any class of its Common Stock under the Securities Act of 1933 or the Securities and Exchange Act of 1934, as amended, within two years, the shareholders have an option to put the shares back to the Company at their original purchase price plus 10% per annum from the date of issuance. If the shareholders exercise their put options the put option purchase price will be funded from dividends received from Ltd or from excess available cash of the Company as determined by its Board of Directors. Accordingly, such Common Stock will be treated as Redeemable Common Stock until the expiration of the put options. The redemption price will be accreted at the rate of 10% and charged to additional paid in capital.

On May 20, 1996, the Company acquired all the common stock of DB Filters, Inc., an inactive company ("DB Filters"), for $1,275 in cash and 36,309 shares of its Common Stock with an estimated fair value of approximately $137,000. DB Filters was owned by two employees of the Company, one of which was also a Director. DB Filter's only assets were the future royalties related to the Company's patent pending filter technology and certain restricted, as defined, North American filter manufacturing rights ("Rights"). The Company will account for this acquisition using the purchase method of accounting. DB Filters had no material assets or liabilities at December 31, 1994 and 1995 and no material operations in 1994 and 1995.

                               T/F Purifiner, Inc.

                                    Contents

                           Unaudited Condensed Interim

                              Financial Statements



                                                                        Page
                                                                        ----

Condensed Balance Sheet as of June 30, 1996............................ F-18

Condensed Statements of Operations for the six
   months ended June 30, 1995 and 1996................................. F-19

Condensed Statement of Changes in Redeemable
   Common Stock and Capital Deficiency
   for the six months ended June 30, 1996.............................. F-20

Condensed Statements of Cash Flows for the six
   months ended June 30, 1995 and 1996................................. F-21

Notes to Condensed Financial Statements................................ F-22

                               T/F Purifiner, Inc.

                             Condensed Balance Sheet

                                  June 30, 1996
                                   (Unaudited)
Assets
Current assets:
   Cash                                                             $    50,748
   Trade accounts receivable, net                                       121,282
   Inventories                                                          216,721
   Prepaid expenses and other current assets                             32,865
                                                                    -----------
Total current assets                                                    421,616

Property and equipment, net                                             112,376
Patents and trademarks, net                                             226,187
Costs in excess of net assets acquired, net                             137,294
Other assets                                                            102,205
                                                                    -----------
                                                                    $   999,678

Liabilities and capital deficiency Current liabilities:
   Accounts payable - trade                                             133,036
   Accrued expenses                                                     357,602
   Customer deposits and other                                          224,960
   Accrued interest and other payables-related parties                   20,093
   Current portion of notes payable and capital lease obligation        229,941
   Shareholder loans                                                    502,026
Total current liabilities                                             1,467,658

Notes payable and capital lease obligation                                9,467
Deferred rent                                                            21,303
Note payable - related party                                             98,688
Shareholder loans                                                       502,026
Redeemable common stock                                                 609,497

Contingencies

Capital deficiency:
   Common Stock, $.001 par value                                          1,153
   Preferred Stock, $.001 par value                                        --
   Additional paid-in-capital                                         1,064,531
   Accumulated deficit                                               (2,774,645)
                                                                    -----------
                                                                     (1,708,961)
                                                                    -----------
                                                                    $   999,678
                                                                    ===========
See accompanying notes to financial statements.

                               T/F Purifiner, Inc.

                       Condensed Statements of Operations

                     Six Months Ended June 30, 1995 and 1996
                                   (Unaudited)


                                                         1995            1996
                                                         ----            ----

Net sales                                           $   768,587     $   841,297
Cost of sales                                           380,958         493,869
                                                    -----------     -----------
Gross profit                                            387,629         347,428

Operating expenses:
   Selling                                              331,216         352,210
   General and administrative                           244,692         325,394
   Deferred profit                                         --            19,440
                                                    -----------     -----------
                                                        575,908         697,044

Operating loss                                         (188,279)       (349,616)
Interest expense                                          9,052          17,399
                                                    -----------     -----------

Net loss                                            $  (197,331)    $  (367,015)
                                                    ===========     ===========

Loss per common share                               $      (.18)    $      (.33)
                                                    ===========     ===========

Weighted average common shares outstanding            1,097,649       1,125,625
                                                    ===========     ===========

See accompanying notes to financial statements.

                                                              T/F Purifiner, Inc.

                                                   Condensed Statements of Changes
                                          in Redeemable Common Stock and Capital Deficiency
                                                             (Unaudited)

                              Redeemable
                             Common Stock        Common   Stock       Additional                             Total
                             -------------       ---------------       Paid-In-   Accumulated Subscription  Capital
                             Shares   Amount      Shares   Amount       Capital     Deficit    Receivables Deficiency
                             ----------------------------------------------------------------------------------------
Balance at January 1, 1996         -  $    -     1,117,200    $1,117    $962,375  $(2,407,630)  $(7,000) $(1,451,138)

Balance at January 1, 1996        -   $    -     1,117,200     1,117     962,375  $(2,407,630)  $(7,000) $(1,451,138)

Proceeds from sale of
   redeemable common
   stock, net                 157,377  594,000        -         -        (19,311)        -         -         (19,311)

Issuance of Common Stock
   to acquire D.B. Filters        -       -         36,309        36     136,964         -         -         137,000

Accrued interest on redeemable
   common stock                   -     15,497        -          -       (15,497)        -         -         (15,497)

Collection of subscription
   receivables                    -       -           -          -          -            -        7,000        7,000

Net loss                          -       -           -          -          -        (367,015)      -       (367,015)
                             -----------------------------------------------------------------------------------------

Balance at June 30, 1996      157,377 $609,497   1,153,509     $1,153 $1,064,53    $(2,774,645)   $----   $(1,708,961)
                             =========================================================================================




See accompanying notes to financial statements.

                               T/F Purifiner, Inc.

                       Condensed Statements of Cash Flows

                     Six months ended June 30, 1995 and 1996
                                   (Unaudited)

                                                                  1995        1996
                                                              ---------    ---------
Operating activities
Net loss                                                      $(197,331)   $(367,015)
Adjustments to reconcile net loss to net cash
  used in operating activities:
    Amortization                                                  1,636        6,117
    Depreciation and amortization of property and equipment      13,242       15,120
    Changes in operating assets and liabilities:
      Trade accounts receivable, net                            (79,975)     (37,160)
      Inventories                                                34,966      (47,094)
      Prepaid expenses and other current assets                  (7,676)     (24,916)
      Other assets                                              (10,179)     (19,153)
      Accounts payable - trade                                  (47,858)     (30,621)
      Accrued expenses                                            7,908      192,244
      Customer deposits and other                                74,947       85,475
      Accrued interest and other payables - related parties       2,455      (41,570)
      Deferred rent                                               2,969         (990)
                                                              ---------    ---------
Net cash used in operating activities                          (204,896)    (269,563)

Investing activities
Patents and trademarks                                          (57,447)    (118,807)
Purchases of property and equipment                              (9,466)     (32,880)
Acquisition of DB Filters                                          --         (1,275)
                                                              ---------    ---------
Net cash used in investing activities                           (66,913)    (152,962)

Financing activities
Increase in deferred issuance costs                                --        (63,952)
Proceeds from redeemable common stock, net                         --        574,689
Collection of subscription receivables                             --          7,000
Proceeds from notes payable                                     435,000       25,000
Payment on notes payable and capital lease obligation          (110,556)     (32,878)
Proceeds from shareholder loans                                  57,500        9,000
Payment on shareholder loans                                    (67,500)     (44,213)
Repayment to investee                                              --        (33,105)
                                                              ---------    ---------
Net cash provided by financing activities                       314,444      441,541
                                                              ---------    ---------
Increase in cash                                                 42,635       19,016
Cash at beginning of period                                         998       31,732
                                                              ---------    ---------
Cash at end of period                                         $  43,633    $  50,748
                                                              =========    =========


See accompanying notes to financial statements.

                               T/F Purifiner, Inc.

                     Notes to Condensed Financial Statements
                                   (Unaudited)

1.    Basis of Presentation and Company

The unaudited condensed financial statements as of June 30, 1996 and for the six month periods ended June 30, 1995 and 1996 are unaudited and, in the opinion of management, include all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of financial position and results of operations for these interim periods. Such statements have been prepared on the basis of presentation as more fully described in the Company's annual financial statements. The results of operations for the six month period ended June 30, 1996 is not necessarily indicative of the results to be expected for the entire year.

The Company has incurred recurring losses from operations since inception, which has resulted in continuing cash flow difficulties and the continuing need for additional financing. These factors raise substantial doubt about the Company's ability to continue as a going concern. In order to continue as a going concern, the Company must obtain additional financing, which it is endeavoring to do through the issuance of additional securities.

Subsequent to June 30, 1996, the Company completed the private placement sale of 81,200 shares of its Common Stock for gross proceeds of $406,000 and expects to complete additional financings. However, there is no assurance that the Company can complete its proposed issuances or that it can obtain adequate additional financing from other sources or that profitable operations can be sustained. The financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

At June 30, 1996, deferred issuance costs of approximately $68,000, included in other assets, represent costs incurred by the Company in connection with the Company's planned issuances of securities. Such costs will be charged directly against the net proceeds of the related offering if it is successfully completed or will be expensed if the offering is abandoned.

                               T/F Purifiner, Inc.

                     Notes to Condensed Financial Statements
                                   (Unaudited)

2.    Inventories

At June 30, 1996, inventories consist of the following:

            Raw materials                     $139,703
            Finished goods                      64,186
            Supplies                            12,832
                                            ----------
                                              $216,721

3.    Shareholder Loans

At June 30, 1996, the Company had a total of $1,004,052 of unsecured noninterest bearing shareholder loans payable equally to its principal shareholder and the estate of a former shareholder. There are no stated due dates for these shareholder loans. During 1994, the Company and its principal shareholder instituted legal action against the estate of a former 50% owner of the Company. This litigation sought a declaratory judgment approving the dilution of the Estate's interest in the Company from 50% to approximately 10% as a result of the issuance of additional Common Stock in 1994 to the principal shareholder and his children. Subsequently, the beneficiaries of the estate filed counterclaims against the Company and its principal shareholder and his children seeking declaratory relief, cancellation of additional stock issuances by the Company, an injunction against further issuances, appointment of a receiver and damages against Ford individually. In June 1995, the estate demanded repayment of the shareholder loans due to the estate ($502,026 at June 30, 1996). The ultimate outcome of this litigation and demand for the repayment of the shareholder loans cannot currently be determined, however, management believes it has meritous defenses to the counterclaims and current demand for repayment and would eventually prevail in its declaratory action and that the repayment of loans would not result in the current payment of such amounts. However, in the event an unfavorable outcome against the Company is rendered, the possible remedy will include the redistribution and rescission of certain stock transactions with the Ford family. Such loans due to the Estate have been classified as current in the accompanying balance sheet. On August 1, 1996, the principal shareholder received 100,405 shares of Common Stock in exchange for his shareholder loans in the aggregate amount of $502,026 ($5 per share) and, accordingly, such loans have been classified as long-term in the accompanying balance sheet.

On June 30, 1996, the Company had outstanding notes payable to a shareholder of $98,688, which bear interest at 10% per annum and are collateralized by substantially all assets of the Company. The notes are a primary obligation of

                               T/F Purifiner, Inc.

                     Notes to Condensed Financial Statements
                                   (Unaudited)

the principal shareholder and are due on demand. On July 31, 1996, this shareholder received 19,908 shares of Common Stock in exchange for his shareholder loans and unpaid interest in the aggregate amount of $99,540 ($5 per share) and, accordingly, such loans have been classified as long-term in the accompanying balance sheet.

4.    Contingencies

During 1995, the Company commenced a patent infringement case against a competitor. The competitor subsequently asserted certain counterclaims against the Company and certain of its employees. The ultimate outcome of these counterclaims cannot currently be determined at this time but the Company believes it has meritious defenses and will eventually prevail in these actions.

In April 1996, the Company became a party to an action filed by a former independent contractor claiming certain commissions and other damages due him pursuant to an agreement. Pursuant to the agreement. as ordered by the court, the Company is resolving this case through arbitration and, although the ultimate outcome of this matter cannot be determined at this time, the Company believes it has meritious defenses and will eventually prevail in this matter.

5.    Joint Venture

Effective January 1, 1996, the Company entered into a joint venture agreement whereby such venture, TF Purifiner Ltd. ("Ltd"), will sell and distribute the Company's product in Europe, the Middle East and certain African countries. The Company has an approximate 45% interest in Ltd's operations (50% voting interest) and is accounting for Ltd using the equity method. The Company is not required to fund Ltd and will sell product to Ltd until such time as Ltd decides to exercise its rights under the agreement to manufacture the Company's products. Ltd was initially capitalized with approximately $88,000 provided by one of its shareholders. In December 1995, Ltd advanced the Company approximately $51,000 to be used to fund certain patent and trademark filings for the venture's exclusive territory. At June 30, 1996, all of these funds had been expended. For the six months ended June 30, 1996, the Company had sales of approximately $242,000 to Ltd, at negotiated prices. At June 30, 1996, approximately $19,400 has been recorded as unrealized intercompany profit related to the inventory sold to Ltd which is included in Ltd's inventory at June 30, 1996.

At June 30, 1996, summarized financial information of Ltd is as follows:

                               T/F Purifiner, Inc.

                     Notes to Condensed Financial Statements
                                   (Unaudited)

      Total assets                      $390,000
      Total liabilities                  569,000
      Total revenues                     127,000
      Gross profit                        46,000
      Net loss                          (137,000)

6.    Redeemable Common Stock

During the six months ended June 30, 1996, the Company sold 157,377 shares of its Common Stock for gross proceeds of $594,000. The subscription agreements provide that if the Company has not registered any amount of class of its Common Stock under the Securities Act of 1933 or the Securities and Exchange Act of 1934, as amended, within two years, the shareholders have an option to put the shares back to the Company at their original purchase price plus 10% per annum from the date of issuance. If the shareholders exercise their put options the put option purchase price will be funded from dividends received from Ltd or from excess available cash of the Company as determined by its Board of Directors. Accordingly, such Common Stock is being treated as Redeemable Common Stock until the expiration of the put options. The redemption price will be accrued at the rate of 10% and charged to additional paid in capital.

7.    Acquisition of DB Filters

On May 20, 1996. the Company acquired all the common stock of DB Filters. Inc., an inactive company which has been subsequently dissolved ("DB Filters"), for $1,275 in cash and 36,309 shares of its Common Stock with an estimated fair value of approximately $137,000. DB Filters was owned by two employees of the Company, one of which was a Director. DB Filter's only assets, at the time of the acquisition, were the future royalties related to the Company's then patent pending filter technology and certain restricted, as defined, North American filter manufacturing rights. The Company accounted for this acquisition using the purchase method of accounting and assigned all of its purchase price to cost in excess of net assets acquired and is amortizing such costs using the straight line method over 15 years. DB Filters had no material assets or liabilities at December 31, 1994 and 1995 and no material operations in 1994, 1995 and from January 1, 1996 to May 20, 1996.

8.    Common Stock

On July 1, 1996, the Board of Directors of the Company approved an increase in authorized Common Stock from 100,000 to 20,000,000, approved a change in the par

                               T/F Purifiner, Inc.

                     Notes to Condensed Financial Statements
                                   (Unaudited)

value of Common Stock from $.01 par value to $.001 par value and approved a 57 to 1 stock split distribution for common shareholders of record on such date. In July 1996, the Board of Directors of the Company approved the authorization of up to 500,000 shares of preferred stock (none issued or outstanding at June 30, 1996). All share and per share data presented in the accompanying financial statements have been restated to reflect the above actions.

On July 31, 1996, the Company's Board of Directors approved the issuance of 5,000 shares of the Company's Common Stock to one of its law firms in payment for professional services rendered.

On August 3, 1996, the Board of Directors approved the issuance of 2,895 shares of the Company's Common Stock for nominal consideration to certain employees, distributors, a not-for-profit environmental group, and other parties for past services and support given to the Company which will be charged to expense based upon the estimated fair market value of such Common Stock as determined by the Board of Directors.

9.    Stock Option Plan

On July 31, 1996, the Company's Board of Directors approved the adoption of a stock option plan (the "1996 Option Plan"), which provides for the granting of both incentive and nonqualified stock options to key personnel, including officers, directors, consultants and advisors to the Company, based upon the determination of the Board of Directors. As of September 15, 1996, stock options were granted under the 1996 Option Plan to purchase 650,000 shares of the Company's Common Stock at an exercise price equal to $5 (the estimated fair value as determined by the Board of Directors) and $15 per share, or 110% of such fair value ($5.50 per share) for certain shareholders. These stock options expire from 1997 to 2006. Of these options, 282,210 shares are currently exercisable and 367,790 shares will become exercisable from 1997 to 2000. At September 15, 1996, 650,000 shares of Common Stock have been reserved for issuance under the 1996 Option Plan.

                                    PART III

ITEM 1.     INDEX TO EXHIBITS

Exhibits          Description of Document
--------          -----------------------

3.1 Amended and Restated Certificate of Incorporation of T/F Purifiner, Inc. dated July 24, 1996 (1).

3.2               Bylaws of T/F Purifiner, Inc.(1)

3.3               Memorandum and Articles of Association of TF Purifiner Ltd(1).

10.1              Stock Option Plan(1).

10.2              Agreement  between T/F Systems,  Inc. and T/F Purifiner,  Inc.
                  dated March 1, 1991 (with exhibits)(1).

10.3 Asset Purchase Agreement between T/F Systems, Inc and T/F Purifiner, Inc. dated December 31, 1995(1).


10.4 Stock Exchange Agreement between D.B. Filters, Inc., Byron Lefebvre and Robert Meyer, and T/F Purifiner, Inc. (with exhibits)(1).

10.5 Joint Venture Agreement between T/F Purifiner, Inc., T/F Systems, Inc., Centrax Limited, The Barr Family and A.N. Davies (2).

10.6              Lease Agreement  between Papeyco Trading  International,  Inc.
                  and T/F Purifiner, Inc. dated August 23, 1993 (1).

10.7 Master Distributor Agreement dated April 6, 1995 between KLC Corporation and the Company (2).

10.8 Exclusive Distributor Agreement/Colombia Effective Date March 1, 1996, between Al Pacific Cali and the Company (1).

10.9 Exclusive Agreement for Distributorship in Singapore dated February 6, 1996 between Kian Seng Hardware Trading Pte. Ltd. and the Company (1).

10.10 Exclusive Agreement for Distributorship in Malaysia dated February 6, 1996 between Kian Seng Hardware Trading Pte. Ltd. and the Company (1).

10.11 Exclusive Agreement for Distributorship in Thailand dated November 17, 1995 between N. Haven Group International Co. Ltd. and the Company (1).

10.12 Exclusive Agreement for Distributorship in Indonesia dated February 5, 1996 between PT Hista Bayhu and the Company (1).

10.13 Master Distributor Agreement dated January 11, 1995 between Trimex Korea and the Company (1).

10.14 Promissory Note dated December 21, 1995 between the Company, Richard C. Ford, individually, TF Systems, Inc. as maker and Bassett Boat Company of Florida in the principal amount of $200,000 (1).

99.1 Final Judgment in T/F SYSTEMS, INC. V. SOUTHEAST CAPITAL FINANCING, INC., Case No. CL 90-12772AE in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida(1).


--------------

(1)   Previously filed.

(2)   Filed herewith.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          T/F PURIFINER, INC.



Date:  November 4, 1996                   By:/s/ Richard C. Ford
                                             --------------------------
                                             Richard C. Ford
                                             President and
                                             Chief Executive Officer